Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of May 11, 2006

by
and
among

MORGANS HOTEL GROUP CO.,

MHG HR ACQUISITION CORP.,

HARD ROCK HOTEL, INC.

and

PETER A. MORTON

i

EXHIBITS

Exhibit A	Copy of PMR Purchase and Sale Agreement
Exhibit B	Form of Trademark Agreement
Exhibit C	Copy of Escrow Agreement
Exhibit D	Form of License Agreement
Exhibit E	Form of Morton Trademark Assignment
Exhibit F	Copy of Action by Written Consent

TABLE OF DEFINITIONS

Defined Term	Initial Section Reference

Accountants	2.2(c)(ii)
Additional Consideration	2.2(a)(i)
Affected Employee	4.5(a)
Affiliate	8.1
Affiliate Agreements	4.17
Agreement	First Paragraph
Applicable First Call Date	8.1
Applicable Percentage	2.2(a)(ii)
Articles of Merger	1.2
Business Day	8.1
Cage Cash	2.2(a)(ix)
Class A Company Common Stock	2.1(a)(i)
Class B Company Common Stock	2.1(a)(i)
Closing	1.3
Closing Balance Sheet	2.2(c)
Closing Date	1.3
Closing Date Cage Cash	2.2(c)
Closing Date Working Capital	2.2(c)
Closing Schedule	2.2(c)
Company	First Paragraph
Company Bonds	8.1
Company Common Stock	2.1(a)(i)
Company Condition Failure	6.1(c)
Company Consents	3.1(e)
Company Disclosure Letter	8.1
Company Intellectual Property	3.1(q)
Company Junior Notes	8.1
Company SEC Report	3.1(f)
Company SEC Reports	3.1(f)
Company Second Lien Notes	8.1
Confidentiality Agreement	4.2(c)
Contract	8.1
Credit Agreement	8.1
Deposit	2.2(d)
Disputed Holdback Amount	2.2(c)(ii)
Dissenting Shares	2.4
Effective Time	1.2
Employee Benefit Plan	3.1(m)
Enterprise Price	2.2(a)(vii)
Environmental Laws	3.1(s)
ERISA	3.1(o)(ii)
ERISA Affiliate	3.1(o)(v)
Escrow Agent	2.2(d)
Escrow Agreement	2.2(d)
Escrow Costs	2.2(e)

Estimated Cage Cash	2.2(b)(i)
Estimated Working Capital	2.2(b)(i)
Exchange Act	3.1(f)
Expense Reimbursement	6.2(b)(iv)
Expiration Date	7.1
Final Adjustments	2.2(c)(iii)
Final Adjustment Consideration	2.2(c)(iv), 2.2(c)(iii)(2)
Final Adjustment Date	2.2(c)(iii)
Final Balance Sheet Adjustment	2.2(c)(iii)(2)
Final Determination Date	2.2(c)(ii)
Final Holdback Amount	2.2(c)(iii)
Financial Statements	3.1(f)
Financing	3.2(e)
Financing Commitments	3.2(e)
GAAP	3.1(f)
Gaming Approvals	8.1
Gaming Authorities	8.1
Gaming Laws	8.1
Gaming Operator	8.1
Governmental Authority	8.1
hazardous substance	3.1(s)
herein	8.1
hereof	8.1
hereto	8.1
hereunder	8.1
herewith	8.1
Holdback Amount	2.2(a)(iii)
Holdback Shortfall	2.2(c)(iii)
HSR Act	3.1(e)
include	8.1
include, without limitation	8.1
including	8.1
including, without limitation	8.1
Indemnification Escrow Amount	2.2(e)
Indemnification Escrow Final Balance	2.2(e)
Indemnification Escrow Fund	2.2(e)
Indemnification Escrow Net Earnings	2.2(e)
Indemnification Escrow Surplus	2.2(e)
Indemnified Parties	4.13(a)
Indemnified Party	7.7(a)
Indemnifying Party	7.7(a)
Indemnity Threshold	7.4
Inspection	4.2(a)
Junior Note First Call Date	8.1
Knowledge of the Company	8.1
License Agreement	8.1
Liens	8.1
Losses	7.2
New Plans	4.5(e)(i)
Material Adverse Effect	8.1
Material Contracts	3.1(m)

v

Merger	1.1
Merger Consideration	2.2(a)(iv)
Merger Fund	2.3(a)
Merger Sub	First Paragraph
Minimum Cage Cash	8.1
Minimum Working Capital	8.1
Morton Trademark Assignment	8.1
Morton Trademarks	8.1
NRS	1.1
Old Plans	4.5(e)(i)
Obligations	8.1
Other Parties	6.1(f)(ii)
Other Transaction Closings	8.1
Other Transaction Documents	8.1
Outside Date	6.1(d)
Owned Real Property	3.1(k)
Parent	First Paragraph
Parent Condition Failure	6.1(d)
Parent Indemnitees	7.2
Parties	9.11
Party	9.11
Paying Agent	2.3(a)
Per Share Merger Consideration	2.2(a)(v)
Per Share Transaction Consideration	2.1(a)(i)
Permits	3.1(i)
Person	8.1
PMR	8.1
PMR Asset Purchase Agreement	8.1
PMR/RWB Escrow Agreement	8.1
PMR/RWB Escrow Funds	8.1
Preliminary Cage Cash Adjustment	2.2(b)(iii)
Preliminary Closing Balance Sheet	2.2(b)(i)
Preliminary Closing Schedule	2.2(b)(i)
Preliminary Working Capital Adjustment	2.2(b)(ii)
Pro Rata Portion	2.2(a)(vi)
PSV Policies	4.5(g)
Remaining Holdback Amount	2.2(c)(ii)
Retention Bonus Adjustment	2.2(c)(iv)
SEC	3.1(f)
Second Lien Note First Call Date	8.1
Securities Act	3.1(f)
Selected Memorabilia	4.16
Stockholders	Third Paragraph
Stockholder Indemnitees	7.3
Stockholders’ Representative	9.10(a)
Surviving Corporation	1.1
Taxes	15, 8.1
Termination Agreement	8.1
Termination Amount	8.1
Third-Party Claim	7.7(b)
Total Transaction Consideration	2.2(a)(vii)

Trademark Agreement	8.1
transactions contemplated by this Agreement	8.1
transactions contemplated hereby	8.1
transactions under this Agreement	8.1
Transfer Tax	4.11
Transfer Taxes	4.11
Treasury Calculation Amount	8.1
Undisputed Holdback Amount	2.2(c)(ii)
WARN Act	4.5(h)
Working Capital	2.2(a)(viii)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 11, 2006, is by and among HARD ROCK HOTEL, INC., a Nevada corporation (the “Company”), PETER A. MORTON, an individual (solely with respect to Sections 4.18(b) and 6.3 and Article IX), MORGANS HOTEL GROUP CO., a Delaware corporation (“Parent”), and MHG HR ACQUISITION CORP., a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, (i) the Board of Directors of each of Parent and Merger Sub have, upon the terms and subject to the conditions set forth in this Agreement, determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are advisable and fair to, and in the best interests of, its respective stockholders, (ii) the Board of Directors of Merger Sub has recommended acceptance and approval by its sole stockholder of this Agreement, the Merger and the other transactions contemplated hereby, and (iii) this Agreement and the transactions contemplated hereby have been approved by the respective Boards of Directors of each of Parent and Merger Sub and by Parent, in its capacity as the sole stockholder of Merger Sub;

WHEREAS, the Board of Directors of the Company has, upon the terms and subject to the conditions set forth in this Agreement, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are advisable and fair to, and in the best interests of, its stockholders and has approved this Agreement and (ii) recommended acceptance and approval by the holders of shares of Company Common Stock (as herein defined) (the “Stockholders”) of this Agreement, the Merger and the other transactions contemplated hereby; and

WHEREAS, this Agreement and the transactions contemplated hereby have been approved by the holder of 100% of the issued and outstanding shares of Company Class A Common Stock (as herein defined) and by the holder of a majority of the issued and outstanding shares of Company Class B Common Stock (as herein defined), in each case, pursuant to an Action by Written Consent, a copy of which is attached hereto as Exhibit F.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, each of the Company, Parent and Merger Sub hereby agrees as follows:

ARTICLE I
THE MERGER

SECTION 1.1         The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Nevada Revised Statutes (as amended from time to time, the “NRS”), Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

SECTION 1.2         Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing appropriate Articles of Merger or other appropriate documents (the “Articles of Merger”) with the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with, the applicable provisions of the

NRS, as soon as practicable on the Closing Date. The Merger shall become effective upon such filing or at such time thereafter as is provided in the Articles of Merger (the “Effective Time”).

SECTION 1.3         Closing of the Merger. The closing of the Merger (the “Closing”) shall take place at a time and on a date to be specified by the parties (the “Closing Date”), which shall be no later than the fifth Business Day (as herein defined) after satisfaction or waiver of the conditions set forth in Article V (other than those conditions, including the occurrence of the Other Transaction Closings, that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019-6150, or at such other time, date or place as agreed to in writing by the parties hereto.

SECTION 1.4         Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NRS, including Section 92A.250 of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5         Articles of Incorporation and Bylaws. The articles of incorporation of the Company shall be amended in the Merger to be the same as the articles of incorporation of Merger Sub immediately prior to the Effective Time and shall be the articles of incorporation of the Surviving Corporation until amended in accordance therewith and with applicable law. The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance therewith, with the articles of incorporation and with applicable law.

SECTION 1.6         Directors. The directors of Merger Sub at the Effective Time shall be the initial directors of the Surviving Corporation, to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

SECTION 1.7         Officers. The officers of Merger Sub at the Effective Time shall be the initial officers of the Surviving Corporation, to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE II
CONVERSION OF SHARES; CONSIDERATION

SECTION 2.1         Conversion of Shares.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of capital stock of the Company, Parent or Merger Sub, each of the following shall occur:

(i)    (A) each share of Class A voting common stock, no par value, of the Company (the “Class A Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Class A Company Common Stock to be canceled pursuant to Section 2.1(a)(ii)) and all rights in respect thereof, and (B) each share of Class B voting common stock, no par value, of the Company (the “Class B Company Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Class B Company Common Stock to be canceled pursuant to Section 2.1(a)(ii)) and all rights in respect thereof, shall be canceled and shall be converted automatically into the right to receive (x) the Per Share Merger Consideration and (y) the Pro Rata Portion of any Additional Consideration that is released or paid to the Paying Agent in accordance with Sections 2.2(c)(ii), 2.2(c)(iii), 2.2(c)(iv) and 2.2(e) (the sum of clauses (x) and (y), the “Per Share Transaction Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except for the right to receive upon surrender of the certificate (or delivery of a duly executed affidavit of lost certificate) that formerly evidenced such share of Company Common Stock, in the manner provided in Section 2.3, the Per Share Transaction Consideration without interest (other than any interest or other income accrued on the Indemnification Escrow Fund and distributed to the Stockholders as part of the Indemnification Escrow Surplus, which is included as part of the calculation of Additional Consideration);

(ii)   each share of Company Common Stock held by Parent, Merger Sub, any other subsidiary of Parent, or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of such share, be canceled, retired and cease to exist and no payment shall be made with respect thereto; and

(iii)  each outstanding share of the common stock, no par value per share, of Merger Sub shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, be converted into one fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation.

(b)           At the Effective Time, in accordance with Section 2.3, Parent shall wire or cause to be wired to an account designated by the Paying Agent an amount equal to (i) the Total Transaction Consideration (not including clause (H) of the definition thereof, which shall be determined following the Closing in accordance with Section 2.2(c)(iv)) minus (ii)(A) the Deposit as of such time and (B) the Indemnification Escrow Amount, which Indemnification Escrow Amount Parent shall deliver in escrow at the Closing to the Escrow Agent, as provided in Section 2.2(e).

SECTION 2.2         Total Transaction Consideration; Adjustments.

(a)           Certain Definitions. As used in this Agreement, the following terms have the following respective meanings:

(i)       “Additional Consideration” means the sum of:  (A) any Undisputed Holdback Amount, (B) any Final Adjustment Consideration, (C) any Final Holdback Amount and (D) any Indemnification Escrow Surplus.

(ii)      “Applicable Percentage” of any Stockholder means the quotient (expressed as a percentage) obtained by dividing (A) the aggregate number of shares of Company Common Stock held by such Stockholder immediately prior to the Effective Time, by (B) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

(iii)     “Holdback Amount” means an amount equal to $2,500,000.

(iv)    “Merger Consideration” means the dollar amount in cash equal to (A) the Total Transaction Consideration minus (B) the Holdback Amount minus (C) the Indemnification Escrow Amount minus (D) the Termination Amount.

(v)     “Per Share Merger Consideration” means the dollar amount in cash equal to the quotient obtained by dividing (A) the Merger Consideration by (B) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

(vi)    “Pro Rata Portion” means an amount equal to the quotient obtained by dividing (A) one by (B) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

(vii)   “Total Transaction Consideration” means the dollar amount in cash determined as follows:  (A) Four Hundred Twenty-One Million Dollars ($421,000,000.00) (the “Enterprise Price”), minus (B) the sum of (1) the principal amount of, and any accrued and unpaid interest on, the outstanding Company Bonds and (2) the principal amount of, and any accrued and unpaid interest on, outstanding borrowings under the Credit Agreement, in each case, as of the Closing Date, minus (C) the sum of (1) the dollar amount of any premium (or, if the Company Bonds are being defeased, the amount necessary to defease the Company Bonds pursuant to the respective indentures governing the Company Bonds) paid or to be paid by Parent or one of its Affiliates to holders of the Company Bonds to repurchase (or defease) the Company Bonds in accordance with Section 4.4 (up to an aggregate dollar amount for each $1,000 principal amount of Company Bonds tendered (or defeased) as of the Closing Date not to exceed (x) the Treasury Calculation Amount less (y) the dollar amount set forth in clause (B)(1) above), and (2) any amounts payable upon or after the Closing to investment bankers, financial advisors and counsel of the Company with respect to services rendered in connection with the transactions contemplated by this Agreement, plus (D) the amount of cash and cash equivalents (other than Cage Cash) as of the Closing Date, plus (E) the Preliminary Working Capital Adjustment in accordance with Section 2.2(b), plus (F) the Preliminary Cage Cash Adjustment in accordance with Section 2.2(b), plus (G) the amount of any expenditures made by the Company after the date hereof and on or prior to the Closing Date that require Parent’s consent under this Agreement and that have been made with the consent of Parent, plus (H) the amount of any retention bonuses paid by the Company at Closing to any employees that are then terminated by the Surviving Corporation within forty-five days following the Closing, which amount shall be determined following the Closing in accordance with Section 2.2(c)(iv), minus (I) the amount of any related party payables as of the Closing Date (which amount if a credit balance shall be subtracted from Enterprise Price and, which amount if a debit balance, shall be added to Enterprise Price). Notwithstanding any change with respect to the Company’s accounting policies or procedures subsequent to the date hereof, the accounting policies and procedures used to calculate Total Transaction Consideration and the components thereof, including Working Capital, shall be the same as those in effect on the date hereof. By way of example only and for purposes of clarification, Schedule 2.2(a)(vii) of the Company Disclosure Letter sets forth a calculation of the Total Transaction Consideration using the Company’s balance sheet as of March 31, 2006.

(viii)  “Working Capital” means a dollar amount equal to (A) the sum of accounts receivable (net of reserves), inventory and prepaid and other current assets, minus (B) the sum of accounts payable, insurance payable and accrued expenses (provided that any liabilities with respect to the Company’s deferred bonus plan that are included in clause (B) shall be offset by the cash surrender value of the related life insurance assets to the extent that such assets have not previously been converted to cash), other than, in the case of this clause (B), related party payables, it being expressly agreed for purposes of avoiding any double counting that any amount or item which would otherwise be included in the calculation of Working Capital but is otherwise an addition or deduction pursuant to the calculation of Total Transaction Consideration shall be excluded from the calculation of Working Capital for purposes of the Preliminary Closing Balance Sheet, the Closing Balance Sheet, the example set forth on Schedule 2.2(a)(vii) of the Company Disclosure Letter or otherwise. “Working Capital” shall be calculated in the manner set forth on Schedule 2.2(a)(viii) of the Company Disclosure Letter.

(ix)   “Cage Cash” shall be calculated in the manner set forth on Schedule 2.2(a)(ix) of the Company Disclosure Letter.

(b)           Preliminary Closing Schedule; Preliminary Adjustments.

(i)    No later than five Business Days prior to the Closing, the Company shall deliver to Parent a preliminary calculation of the Total Transaction Consideration (the “Preliminary Closing Schedule”), together with an estimated balance sheet of the Company as of the Closing Date (immediately prior to the Effective Time) (the “Preliminary Closing Balance Sheet”). The Preliminary Closing Balance Sheet shall be prepared in accordance with GAAP and in accordance with the accounting policies and procedures of the Company in effect on the date hereof. The Preliminary Closing Schedule shall set forth a good faith estimate of the amount of Working Capital of the Company as of the Closing Date (immediately prior to the Effective Time) (such estimate, the “Estimated Working Capital”) and a good faith estimate of the amount of Cage Cash of the Company as of the Closing Date (such estimate, the “Estimated Cage Cash”), in each case based on the Preliminary Closing Balance Sheet.

(ii)   The “Preliminary Working Capital Adjustment” (which may be positive or negative) shall equal (x) Estimated Working Capital minus (y) Minimum Working Capital.

(iii)  The “Preliminary Cage Cash Adjustment” (which may be positive or negative) shall equal (x) Estimated Cage Cash minus (y) Minimum Cage Cash.

(c)           Post-Closing Adjustments.

(i)    As soon as reasonably practical following (but not more than 30 days after) the Closing Date, the Surviving Corporation shall deliver to the Stockholders’ Representative a calculation of the Total Transaction Consideration (the “Closing Schedule”), together with an unaudited balance sheet of the Company as of the Closing Date (immediately prior to the Effective Time) (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared in accordance with GAAP and in accordance with the accounting policies and procedures of the Company in effect on the date hereof.  The Closing Schedule shall set forth the Working Capital of the Company as of the Closing Date (immediately prior to the Effective Time) (the “Closing Date Working Capital”) and the amount of Cage Cash of the Company as of the Closing Date (the “Closing Date Cage Cash”).

(ii)   The Closing Schedule, including the Closing Balance Sheet, the Closing Date Working Capital and the Closing Date Cage Cash, shall become final and binding upon the parties, and not subject to any appeal, unless within 30 days following the date of delivery of the Closing Schedule by the Surviving Corporation to the Stockholders’ Representative, the Stockholders’ Representative and the Surviving Corporation have been unable to agree on a final Closing Schedule, including the Closing Balance Sheet, the Closing Date

Working Capital and the Closing Date Cage Cash, in which case (A) the Stockholders’ Representative shall provide instructions to the Escrow Agent, in accordance with the Escrow Agreement, to release any portion of the Holdback Amount that is not in dispute (such amount, less any expenses of the Stockholders’ Representative to be paid from, or reimbursed through deduction from, the Holdback Amount in accordance with Section 9.10(d)), the “Undisputed Holdback Amount,” and the amount of any remaining Holdback Amount, the “Disputed Holdback Amount”) to the Paying Agent, as agent for the Stockholders, for distribution to the Stockholders in accordance with the Escrow Agreement and their Applicable Percentages and (B) the Stockholders’ Representative and Parent shall submit all differences and disputes between the Stockholders’ Representative and Parent relating to the Closing Schedule, including the Closing Balance Sheet, the Closing Date Working Capital and the Closing Date Cage Cash, to the Las Vegas, Nevada office of Deloitte & Touche LLP, the Company’s accountants (the “Accountants”), to be resolved by such firm, and such firm’s opinion thereon and the resulting Closing Schedule, including the Closing Balance Sheet, the Closing Date Working Capital and the Closing Date Cage Cash, shall be final and binding on the parties and not subject to any appeal. The Stockholders’ Representative and Parent agree to request that the Accountants resolve all such difference and disputes within 15 days of submission to the Accountants. Parent and the Stockholders’ Representative shall each pay (solely, in the case of the Stockholders’ Representative, by deduction from the Disputed Holdback Amount prior to the making of any payments to Parent pursuant to Section 2.2(c)(iii)) the percentage of the amount of the fees and expenses of the Accountants equal to (A) the aggregate amount of the disputed matters submitted to the Accountants that are not settled in favor of such party (as finally determined by the Accountants), divided by (B) the aggregate amount of all disputed matters submitted to the Accountants. The Disputed Holdback Amount, less (x) any fees and expenses of the Accountants and (y) any expenses of the Stockholders’ Representative, in the case of each of clauses (x) and (y), to be paid from, or reimbursed by deduction from, the Holdback Amount pursuant to this Section 2.2(c)(ii) or Section 9.10(d) and not previously paid from the Holdback Amount, is referred to as the “Remaining Holdback Amount.”  The date that the Closing Date Schedule, including the Closing Balance, the Closing Date Working Capital and the Closing Date Cage Cash, become final and binding on the parties and not subject to any appeal is referred to as the “Final Determination Date.”

(iii)  Within 10 days following the Final Determination Date pursuant to Section 2.2(c)(ii), final adjustments to the Enterprise Price (the “Final Adjustments”) shall be made and paid as follows (the date the Final Adjustments are so made and paid, the “Final Adjustment Date”):

(1)           if (A) the sum of (x) the Closing Date Working Capital and (y) the Closing Date Cage Cash is less than (B) the sum of (x) the Estimated Working Capital and (y) the Estimated Cage Cash, then a portion of the Remaining Holdback Amount equal to such difference shall be released by the Escrow Agent, pursuant to the Escrow Agreement, and paid to Parent; , provided, however, that in the event that the amount of the Remaining Holdback Amount is less than the amount of such difference (the amount by which the Remaining Holdback Amount is less than the amount of such difference, the “Holdback Shortfall”), then a portion of the Indemnification Escrow Fund equal to such Holdback Shortfall (up to the amount of the Indemnification Escrow Fund), shall be released by the Escrow Agent, pursuant to the Escrow Agreement, and paid to Parent; and

(2)           if the sum of (x) the Closing Date Working Capital and (y) the Closing Date Cage Cash is greater than (B) the sum of (x) the Estimated

Working Capital and (y) the Estimated Cage Cash, then Parent shall promptly pay, or cause to be paid to the Paying Agent, as agent for the Stockholders, an amount in cash equal to such difference (such amount, the “Final Balance Sheet Adjustment”) for distribution to the Stockholders in accordance with the Escrow Agreement and their Applicable Percentages.

Upon the instruction of the Stockholders’ Representative in accordance with the Escrow Agreement, any Holdback Amount that remains after making (A) any payment required to be made to Parent pursuant to Section 2.2(c)(iii)(1) and (B) any payment of any expenses of the Stockholders’ Representative to be paid from, or reimbursed by deduction from, the Holdback Amount in accordance with Section 9.10(d) and not previously paid from the Holdback Amount (such remaining Holdback Amount, the “Final Holdback Amount”) shall be promptly released by the Escrow Agent to the Paying Agent for distribution to the Stockholders in accordance with the Escrow Agreement and their Applicable Percentages.

(iv)  On the later of (x) the Final Adjustment Date and (y) the 46th day following the Closing, Parent shall pay, or cause to be paid to the Paying Agent, as agent for the Stockholders, an amount in cash equal to the amount of any retention bonuses paid by the Company at Closing to any employees that have been terminated by the Surviving Corporation within forty-five days following the Closing (such amount, the “Retention Bonus Adjustment” and, together with the Final Balance Sheet Adjustment, the “Final Adjustment Consideration”) for distribution to the Stockholders in accordance with the Escrow Agreement and their Applicable Percentages.

(v)   Nothing in this Section 2.2(c) shall preclude any party from exercising, or shall adversely affect or otherwise limit in any respect the exercise of, any right or remedy available to it hereunder for any misrepresentation or breach of warranty hereunder, but none of Parent, Merger Sub or the Company shall have any right to dispute the Closing Schedule, including Closing Balance Sheet, the Closing Date Working Capital or the Closing Date Cage Cash, or any portion thereof, once it has been finally determined in accordance with Section 2.2(c)(ii).

(d)           Deposit; Escrow. On the date hereof, Parent shall deposit in readily available funds of Thirty Million Dollars ($30,000,000) (such amount, including the interest accrued, and any other income earned, thereon, the “Deposit”), with Chicago Title Company of Nevada, Inc. (the “Escrow Agent”), pursuant to an escrow agreement dated as of the date hereof, a copy of which is attached hereto as Exhibit C (as it may be amended from time to time, the “Escrow Agreement”), executed and delivered by Parent, the Stockholders’ Representative and the Escrow Agent. At the Closing, (i) the Deposit (less the Holdback Amount) shall be released by the Escrow Agent to the Paying Agent pursuant to Section 2.3(a)(i) and in accordance with the terms of the Escrow Agreement, and (ii) the Holdback Amount shall continue to be held by the Escrow Agent in accordance with the Escrow Agreement until released pursuant to the terms of the Escrow Agreement and Section 2.2(c) of this Agreement. Upon the termination of this Agreement, the Deposit shall be payable pursuant to Section 6.3, and thereafter shall be promptly released by the Escrow Agent to Parent or the Company, as applicable, pursuant to Section 6.3 and the terms of the Escrow Agreement. In the event of any inconsistency between the terms and provisions of the Escrow Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control, absent an express written agreement between the parties hereto to the contrary which acknowledges this Section 2.2(d).

(e)           Indemnification Escrow Fund. Subject to the terms and conditions hereof, on the Closing Date, Parent shall deposit in escrow a portion of the Total Transaction Consideration equal to Fifteen Million ($15,000,000) (the “Indemnification Escrow Amount”), in readily available funds

(the Indemnification Escrow Amount, together with the interest accrued and any other income earned thereon, the “Indemnification Escrow Fund”) with the Escrow Agent, pursuant to the Escrow Agreement. The Indemnification Escrow Fund shall be held and disbursed as provided in the Escrow Agreement, which shall provide, among other things, that (i) any fees or expenses payable to the Escrow Agent under the Escrow Agreement on account of, in connection with or related to the Indemnification Escrow Fund (the “Escrow Costs”) shall first be paid out of any income and interest accrued on the Indemnification Escrow Amount in the Indemnification Escrow Fund; (ii) the Indemnification Escrow Fund shall be disbursed (A) to Parent to satisfy any Holdback Shortfall pursuant to Section 2.2(c)(iii)(1) and (B) to the Parent Indemnitees to satisfy any indemnification obligation of the Stockholders under Section 7.2, in the case of this clause (B) only, when the conditions for indemnification set forth in Section 7.2 have been satisfied; provided, however, that to the extent that the balance of the Indemnification Escrow Fund is not sufficient to satisfy any indemnification obligations of the Stockholders to the Parent Indemnitees under Section 7.2 when the conditions for indemnification set forth in Section 7.2 have been satisfied, then such shortfall shall be satisfied from any balance remaining in the PMR/RWB Escrow Funds pursuant to, and in accordance with the terms and subject to the conditions of, the PMR/RWB Escrow Agreement; (iii) any income or interest on the Indemnification Escrow Amount (net of any Escrow Costs) shall be distributed to the Stockholders as provided in the Escrow Agreement (such net amount, the “Indemnification Escrow Net Earnings”); and (iv) as of the one year anniversary of the Closing Date, any amount of cash remaining in the Indemnification Escrow Fund (other than any amount of cash required to satisfy the maximum amount of the aggregate of any claims for indemnification for which written notice has been given to the Indemnifying Party in accordance with Article VII and which as of such one-year anniversary have not been finally determined), including any income or interest accrued thereon but less any Escrow Costs and less any amounts then due and payable from the Indemnification Escrow Fund to any Parent Indemnitee pursuant to Section 7.2, shall be distributed by the Escrow Agent to the Paying Agent in accordance with the Escrow Agreement (any such remaining amounts, the “Indemnification Escrow Final Balance”) and, together with the Indemnification Escrow Net Earnings, the “Indemnification Escrow Surplus”). Parent shall be treated as the owner of the Indemnification Escrow Fund for all tax purposes.

SECTION 2.3         Merger Fund; Exchange of Certificates.

(a)           Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as paying agent under this Agreement (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and, as applicable, the Additional Consideration. At the Effective Time, (i) the Deposit (less the Holdback Amount) shall be released by the Escrow Agent and deposited with the Paying Agent, as agent for the Stockholders, subject to and in accordance with the terms of the Escrow Agreement, (ii) Parent shall irrevocably deposit or cause to be deposited with the Paying Agent, as agent for the Stockholders, cash in an aggregate amount equal to the Total Transaction Consideration minus (1) the Deposit, (2) the Indemnification Escrow Amount and (3) the Termination Amount (the sum of the immediately preceding clauses (i) and (ii), together with any Additional Consideration deposited with or paid to the Paying Agent pursuant to Section 2.2(c)(ii), 2.2(c)(iii) or 2.2(c)(iv), the “Merger Fund”) and (iii) Parent shall pay the Termination Amount in accordance with the instructions of the Company and Peter A. Morton. Pending distribution pursuant to Section 2.3(b), the Merger Fund, the Deposit and the Indemnification Escrow Fund shall be held in trust pursuant to the Escrow Agreement and shall not be used except as permitted by the Escrow Agreement; provided, however, that the Surviving Corporation may direct the Paying Agent to invest the Merger Fund, provided that such investments (i) shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, in certificates of deposit, bank repurchase agreements or bankers acceptances of domestic commercial banks with equity capital exceeding $500,000,000 or in money market funds and (ii) shall have maturities that will not prevent or delay payments to be made pursuant to Section 2.3(b) and that do not exceed, in any event, 90 days. Each holder of a certificate or certificates representing shares of Company Common Stock canceled and extinguished at the Effective Time pursuant to Section 2.1 may thereafter in accordance with the provisions of Section 2.3(b), surrender such certificate or certificates to the Paying Agent, as agent for such Stockholder, to effect the exchange of such certificate or certificates for the Per Share Transaction Consideration on such holder’s behalf for a period ending twelve months after the Effective Time.

(b)           (i) At the Closing, the Stockholders may surrender the certificate or certificates representing their shares of Company Common Stock to the Paying Agent (or such other agent or agents as may be appointed by the Surviving Corporation), as agent for the Stockholders, for cancellation. Upon surrender of such certificate or certificates for cancellation to the Paying Agent (or such other agent or agents as may be appointed by the Surviving Corporation), the certificate or certificates so surrendered shall be cancelled and the Paying Agent shall pay (A) on the Closing Date (by check or wire transfer as directed by such Stockholder in writing delivered to the Paying Agent (or such other agent or agents as may be appointed by the Surviving Corporation)) as soon as practicable prior to the Closing Date to the Stockholder who surrendered such certificate or certificates an amount of cash equal to the product of (x) the Per Share Merger Consideration and (y) the number of shares of Company Common Stock represented by the certificate or certificates so surrendered and (B) thereafter, promptly following the release of any Additional Consideration by the Escrow Agent to the Paying Agent in accordance with Section 2.2(c) and the Escrow Agreement, an amount in cash equal to the product of (x) the Pro Rata Portion of any such Additional Consideration (as determined pursuant to Sections 2.2(c)(ii), 2.2(c)(iii), 2.2(c)(iv) and 2.2(e) and (y) the number of shares of Company Common Stock represented by the certificate or certificates so surrendered.

(ii)   With respect to any certificates not so surrendered at the Closing, the Surviving Corporation, as soon as reasonably practicable after the Effective Time, shall cause the Paying Agent to mail to each holder of record of Company Common Stock represented by such certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificates shall pass, only upon delivery of such certificates to the Paying Agent and shall be in such form and have such other provisions not inconsistent with this Agreement as the Surviving Corporation may specify) and (ii) instructions for use in effecting the surrender of such certificates in exchange for payment of the Per Share Transaction Consideration. Upon surrender of a certificate or certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with such letter of transmittal, duly executed and completed, the holder of such certificate or certificates shall be entitled to receive in exchange therefor, for each share of Company Common Stock, formerly represented by such certificate or certificates, an amount in cash equal to the product of (x) the Per Share Merger Consideration and (y) the number of shares of Company Common Stock represented by the certificate or certificates so surrendered and (B) thereafter, promptly following the release of any Additional Consideration by the Escrow Agent to the Paying Agent in accordance with Section 2.2(c) and the Escrow Agreement, an amount in cash equal to the product of (x) the Pro Rata Portion of any such Additional Consideration (as determined pursuant to Sections 2.2(c)(ii), 2.2(c)(iii), 2.2(c)(iv) and 2.2(e) and (y) the number of shares of Company Common Stock represented by the certificate or certificates so surrendered, and the certificate or certificates so surrendered shall forthwith be canceled.

(iii)  After the Effective Time, until so surrendered in accordance with Section 2.3(b)(i) or 2.3(b)(ii), each certificate representing shares of Company Common Stock shall be deemed, for all corporate purposes thereafter, to evidence only the right to receive an amount of cash equal to the product of (x) the Per Share Transaction Consideration and (y) the number of shares of Company Common Stock evidenced by such certificate. No consideration will be paid to, or delivered on behalf of the holder of any unsurrendered certificate with respect to shares of Company Common Stock formerly represented thereby until the holder of record of such certificate shall surrender such certificate pursuant hereto.

(c)           If payment is to be made to a Person other than the registered holder of the shares of Company Common Stock represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such shares of Company Common Stock or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)           After the Effective Time, there shall be no further transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing shares of Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Agreement.

(e)           If any cash deposited with the Paying Agent for purposes of payment in exchange for shares of Company Common Stock remains unclaimed twelve months after the Effective Time, such cash, together with all interest and earnings thereon, shall be returned to the Surviving Corporation, upon demand, and any such holder who has not converted his, her or its shares of Company Common Stock into the Per Share Transaction Consideration prior to that time shall thereafter look only to the Surviving Corporation for payment of the Per Share Transaction Consideration. Notwithstanding the foregoing, the Surviving Corporation shall not be liable to any holder of shares of Company Common Stock for any amount paid to a public official pursuant to applicable unclaimed property laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f)            Following the Final Adjustment Date, the Surviving Corporation shall have the right to demand that the Paying Agent return to the Surviving Corporation such portion of the cash deposited with the Paying Agent pursuant to Section 2.3(a) that represents the Per Share Transaction Consideration in respect of shares of Company Common Stock for which dissenters’ rights have been perfected in accordance with the NRS.

(g)           No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate for shares of Company Common Stock.

(h)           In the event that any certificate representing shares of Company Common Stock shall have been lost, stolen or destroyed, upon Parent’s receipt of evidence reasonably satisfactory to Parent of that fact by the Person claiming such certificate representing shares of Company Common Stock to be lost, stolen or destroyed, the Paying Agent shall issue, in exchange for such lost, stolen or destroyed certificate, (i) an amount in cash equal to the product of (x) the Per Share Merger Consideration and (y) the number of shares of Company Common Stock represented by such certificate, and (ii) thereafter, promptly following the release of any Additional Consideration by the Escrow Agent to the

Paying Agent in accordance with Section 2.2(c) or 2.2(e) and the Escrow Agreement, an amount in cash equal to the product of (x) the Pro Rata Portion of any Additional Consideration (as determined pursuant to Sections 2.2(c)(ii), 2.2(c)(iii), 2.2(c)(iv) and 2.2(e)) and (y) the number of shares of Company Common Stock represented by such certificate.

SECTION 2.4         Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a Stockholder who has properly exercised his, her or its dissenter’s rights under the NRS (the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Transaction Consideration pursuant to Section 2.1(a), but, instead, such shares shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the NRS. If any such holder shall have failed to perfect, or shall have effectively withdrawn or lost, his, her or its right to dissent from the Merger under the NRS, each share of such holder’s Company Common Stock shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive, without any interest thereon, the Per Share Transaction Consideration. The Company shall give Parent prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock received by the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

SECTION 3.1         Representations and Warranties of the Company. The Company represents and warrants to each of Parent and Merger Sub, except (i) as set forth herein, (ii) as set forth in the Company SEC Reports (other than as set forth in “forward-looking statements” for purposes of the Securities Act and the Exchange Act) filed prior to the date hereof, (iii) as set forth in the Company Disclosure Letter, and (iv) with respect to the Selected Memorabilia, as follows:

(a)           Organization, Standing and Power. The Company (i) is duly organized, validly existing and in good standing under the laws of the State of Nevada, (ii) has all requisite corporate power and authority to own, lease or operate the assets it now owns, leases or operates, as applicable, and (iii) is duly qualified or licensed to do business in each jurisdiction in which the ownership or use of its assets or conduct of its business requires it to be so qualified, except, in the case of each of clauses (ii) and (iii), for such failures that would not reasonably be expected to have a Material Adverse Effect.

(b)           Subsidiaries. Except as set forth in Schedule 3.1(b) of the Company Disclosure Letter, the Company does not own any equity in any corporation, association or other entity.

(c)           Stock. The entire authorized and outstanding capital stock of the Company is as set forth in Schedule 3.1(c) of the Company Disclosure Letter. The outstanding shares of Company Common Stock are duly authorized, have been validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive rights. Except as set forth in Schedule 3.1(c) of the Company Disclosure Letter, there are no options, warrants or other rights, agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock of the Company.

(d)           Authority. The execution and delivery of this Agreement by the Company, and the performance by the Company of its obligations under this Agreement, have been duly authorized by all necessary corporate action on the part of the Company and by all necessary action on the part of the Stockholders. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by each other party hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium (whether general or specific) or similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law).

(e)           No Conflict. The consummation of the transactions under this Agreement will not require the consent, waiver or approval of any party to any Material Contract, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any Governmental Authority, except for (i) any approvals or filing of notice under, or in connection with, the Gaming Laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing and recordation of the Articles of Merger as required by the NRS, (iii) those consents, waivers and approvals set forth in Schedule 3.1(e) of the Company Disclosure Letter, (iv) those consents, waivers and approvals that relate to or are applicable to Parent, Merger Sub or any of their Affiliates but not to the Company or any of its Affiliates or (v) those consents, waivers and approvals the failure of which to make or obtain would not reasonably be expected to have a Material Adverse Effect (the immediately preceding clauses (i) through (v), collectively, the “Company Consents”). Except as set forth in Schedule 3.1(e) of the Company Disclosure Letter, and assuming the Company Consents are timely obtained or made, as applicable, the execution, delivery and performance by the Company of this Agreement will not (i) violate any law applicable to the Company, (ii) result in a breach or violation of any provision of, or constitute a default under, any Material Contract or (iii) conflict with any provision of the charter or bylaws of the Company, except, in the case of each of clauses (i) and (ii), except for any such violation, breach, default or conflict which would not reasonably be expected to have a Material Adverse Effect.

(f)            SEC Reports; Financial Statements. The Company has filed all required forms, statements, reports and documents with the Securities and Exchange Commission (the “SEC”) since January 1, 2005 (each, a “Company SEC Report,” collectively, the “Company SEC Reports”), each of which complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or both, as the case may be, each as in effect on the date such Company SEC Report was filed. Except as and to the extent amended, modified, restated or revised in any subsequent Company SEC Report filed prior to the date of this Agreement, none of the Company SEC Reports contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company contained in the Company SEC Reports (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as may be indicated, and fairly present in all material respects (i) the financial position of the Company as of the dates thereof, and (ii) the Company’s results of operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(g)           No Undisclosed Liabilities. The Company does not have any liabilities of a nature required by GAAP to be reflected on a balance sheet or in the notes thereto, except (i) as set forth or reflected on the Financial Statements (or described in the notes thereto), (ii) as disclosed in Schedule 3.1(g) of the Company Disclosure Letter, (iii) for liabilities (other than for borrowed money) incurred in the ordinary course of business since December 31, 2005 or (iv) for liabilities that would not reasonably be expected to have a Material Adverse Effect.

(h)           Absence of Certain Changes or Events. Except as set forth in Schedule 3.1(h) of the Company Disclosure Letter and except for this Agreement and the transactions contemplated hereby, since December 31, 2005 there has not been any event that, after taking into account any insurance recoveries payable in respect thereof, has had or would reasonably be expected to have a Material Adverse Effect.

(i)            Compliance with Applicable Laws; Gaming Permits. To the Knowledge of the Company, except as set forth in Schedule 3.1(i) of the Company Disclosure Letter and except for environmental matters (which are addressed in Section 3.1(s) hereof), the conduct of the Company’s business complies with all statutes, laws, regulations and ordinances applicable thereto, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect. The Company holds all permits, registrations, findings of suitability, licenses, variances, exemptions, orders and approvals of all Governmental Authorities (including all authorizations under Gaming Laws) (collectively “Permits”), necessary to conduct its business and operations as currently conducted, except for such Permits, the failure of which to hold would not reasonably be expected to have a Material Adverse Effect.

(j)            Litigation. Except as set forth in Schedule 3.1(j) of the Company Disclosure Letter and except for environmental matters (which are addressed in Section 3.1(s) hereof), (i) there is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company before any Governmental Authority that would reasonably be expected to have a Material Adverse Effect, and (ii) the Company is not in default under any judgment, order or decree of any Governmental Authority applicable to its business, except for any such default which would not reasonably be expected to have a Material Adverse Effect.

(k)           Properties. Schedule 3.1(k)(i) of the Company Disclosure Letter sets forth a list of all real property locations in which the Company owns a fee interest (collectively, “Owned Real Property”). Schedule 3.1(k)(ii) of the Company Disclosure Letter contains a complete and correct list of all material leases, subleases, licenses or similar other agreements (other than transient occupancy arrangements) to which the Company is a party (and all amendments, modifications or supplements thereto), which are for the use or occupancy of real estate.

(l)            Title to Properties. Except as set forth in Schedule 3.1(l) of the Company Disclosure Letter, the Company has title to, or valid fee simple title to or valid leasehold interests in, all of its material properties and assets, including the Owned Real Property, except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants, and other encumbrances or impediments that, in the aggregate, do not materially interfere with its ability to conduct its business as currently conducted. All such assets and properties, other than assets and properties in which the Company has a leasehold interest, are free and clear of all Liens other than (i) those set forth in Schedule 3.1(l) of the Company Disclosure Letter, (ii) matters of record, (iii) those that will be released in connection with the Closing and (iv) Liens that, in the aggregate, do not materially interfere with the existing use of the applicable property or the ability of the Company to conduct its business as currently conducted.

(m)          Contracts. Except for the Contracts listed in Schedule 3.1(m)(i) of the Company Disclosure Letter and those Contracts filed (including through incorporation by reference) as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (collectively, “Material Contracts”), the Company is not a party to any contracts or agreements that would be required to be filed as an exhibit to a Form 10-K if such Form 10-K were filed by the Company with the SEC on the date hereof. Except as disclosed in Schedule 3.1(m)(ii) of the Company Disclosure Letter, the Company is not in breach of any Material Contract and to the Knowledge of the Company, no other party thereto is in breach of or default under any Material Contract, except for such breaches and defaults as to which requisite waivers or consents have been or will be obtained prior to the Closing Date or which would not reasonably be expected to have a Material Adverse Effect.

(n)           Taxes.

(i)       The Company has filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it and all such filed Tax Returns are complete and accurate in all material respects.

(ii)      Other than Taxes not yet due and payable or for which adequate reserves have been provided on the Financial Statements, the Company has paid or caused to be paid all Taxes that are required to be paid and has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, stockholder, creditor or other third party, except for any such amounts which individually or in the aggregate are not material. Other than amounts not yet due and payable or for which adequate reserves have been provided on the Financial Statements in accordance with GAAP, all amounts required to be collected and remitted to a taxing authority from customers with respect to hotel occupancy, gaming and similar taxes and charges have been collected and remitted, except for such amounts which are not, individually or in the aggregate, material.

(iii)     All deficiencies asserted in writing or assessments made as a result of any examinations or other audits by federal, state, local or foreign taxing authorities have been paid in full, settled, or adequately provided for in accordance with GAAP in the most recent Financial Statements filed on or prior to the date of this Agreement. The Company has not executed any unexpired waiver of any statute of limitations on or extension of any period for the assessment or collection of any Tax. No audit or other examination of any Tax Return of the Company by any Tax authority is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination and no material adjustment relating to any Tax Returns filed or required to be filed by the Company has been proposed in writing by any Tax authority to the Company.

(iv)    The Company has never been a member of a group filing a consolidated, unitary, combined or similar Tax Return under any federal, state, local or foreign law. The Company is not a party to or bound by any material Tax sharing, allocation or indemnification agreement or arrangement. No written claim has ever been made by a Tax authority in a jurisdiction where the Company does not file Tax returns that the Company is or may be subject to a material Tax liability in that jurisdiction.

(v)     The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(vi)    The Company has not been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2) or any other transaction requiring disclosure under analogous provisions of state or local Tax law.

(vii)   Schedule 3.1(n)(vii) of the Company Disclosure Letter sets forth an estimate as of the tax year ended December 31, 2005, of the amount and expiration date of all federal income tax net operating loss carryforwards, capital loss carryforwards and credit carryforwards of the Company. Except with respect to the transactions contemplated by this Agreement, to the Knowledge of the Company after inquiry, such carryforwards are not subject to any restrictions on their use, by reason of the Code or otherwise.

(viii)  The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax Period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Tax Period ending on or prior to the Closing Date, (ii) material prepaid amount received on or prior to the Closing Date to the extent that such amount did not reduce Working Capital or Total Transaction Consideration, (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) closing agreement, settlement, or similar agreement executed on or prior to the Closing Date.

(ix)     For purposes of this Agreement (i) the term “Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, stamp, payroll, hotel occupancy, gaming, employment, use, property, withholding, excise, and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, and (ii) the term “Tax Return” means all returns and reports required to be filed with, or supplied to, any federal, state, local or foreign tax authority with respect to Taxes.

(o)           Employee Benefit Plans.

(i)       Set forth in Schedule 3.1(o)(i) of the Company Disclosure Letter is a list of each “Employee Benefit Plan.”  Employee Benefit Plan means any material employee benefit or compensation plan, agreement or other arrangement providing compensation or benefits to any current or former consultant, employee, officer or director of the Company that is sponsored by the Company or to which the Company contributes.

(ii)      The Company has heretofore made or, promptly following the date of this Agreement, will make available to Parent copies of each of the Employee Benefit Plans and each of the following, if applicable:  (A) each writing constituting a part of such Employee Benefit Plan, including all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (B) the actuarial report for each of the last two years; (C) the most recent determination letter from the IRS for each Employee Benefit Plan; (D) the summary plan description and any material modifications thereto, if any (in each case whether or not required to be furnished by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); and (E) the Form 5500 (if applicable) for each of the last two years.

(iii)     Each of the Employee Benefit Plans has been operated and administered in all material respects in compliance with its terms (including contribution requirements) and applicable laws, including, but not limited to, ERISA and the Code, and to the extent an Employee Benefit Plan is intended to be tax-qualified under Section 401(a) of the Code, the IRS has issued a favorable determination letter for such plan, and, except as set forth in Schedule 3.1(o)(iii) of the Company Disclosure Letter, to the Knowledge of the Company, no circumstances exist and no events have occurred that would be reasonably expected to adversely affect the qualified status of any such plan or any related trust.

(iv)    Except as set forth in Section 3.1(o)(iv) of the Company Disclosure Letter, no Employee Benefit Plan provides welfare benefits, with respect to current or former employees or directors of the Company or any of their dependents beyond their retirement or other termination of service, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and there has been no communication to employees by the Company which could reasonably be interpreted to promise or guarantee employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(v)     No Employee Benefit Plan is a “multiemployer plan” (as defined in section 4001(a)(3) of ERISA), a “multiple employer plan” (within the meaning of section 413(c) of the Code) or subject to Title IV of ERISA and none of the Company, or any trade or business which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “ERISA Affiliate”) has at any during the last six (6) years contributed to any such plan. No event has occurred with respect to the Company in connection with which the Company could be subject to any material liability with respect to any Employee Benefit Plan under ERISA or the Code.

(vi)    Section 3.1(o)(vi) of the Company Disclosure Letter sets forth (i) a list of any Employee Benefit Plan under which the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or any related event would (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its subsidiaries, and (ii) the maximum amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable by the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(vii)   There are no pending or, to the Knowledge of the Company, threatened or anticipated claims by, on behalf of or against any Employee Benefit Plan or any trusts related thereto, except (i) routine claims for benefits and (ii) claims that would not be expected to be, individually or in the aggregate, material. Except as set forth in Schedule 3.1(o)(vii) of the Company Disclosure Letter, with respect to any Employee Benefit Plan, to the Knowledge of the Company, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other United States governmental agencies is pending or threatened.

(p)           Labor Matters.

(i)    Except as set forth in Schedule 3.1(p) of the Company Disclosure Letter, (A) the Company does not have any agreements with labor unions or associations representing employees of the Company, (B) no labor strike, lock-out, slowdown or work stoppage against the Company is pending or, to the Knowledge of the Company, threatened, (C) no grievance or arbitration proceeding arising out of or under collective bargaining agreements or employment relationships (involving more than one employee) is pending, or, to the Knowledge of the Company, threatened (D) as of the date of this Agreement, no labor organization or group of employees of the Company has made a demand (which demand is pending as of the date of this Agreement) for recognition or certification, and (E) to the Knowledge of the Company, there are no unfair labor practice charges or complaints pending or threatened against the Company before the National Labor Relations Board or any other comparable foreign or domestic authority or any workers’ council, except, in the case of each of clauses (B) and (C), as would not reasonably be expected to have a Material Adverse Effect.

(ii)   The Company complies and has complied in all material respects with all applicable laws respecting employment and employment practices, and except as set forth in Schedule 3.1(p) no claims or investigations are pending or, to the Company’s knowledge, threatened with respect to such law, either by private individuals or by governmental agencies.

(q)           Intellectual Property. Except as set forth in Schedule 3.1(q)(i) of the Company Disclosure Letter, the Company owns or possesses licenses or other rights in or under all intellectual property and know-how necessary to conduct its business as currently conducted, including patents, trademarks, service marks, trade names, logos and designs, all goodwill symbolized thereby and associated therewith, copyrights, confidential or proprietary technical and business information, processes and trade secrets, computer software, and technical manuals and documentation used in connection with the foregoing (collectively, the “Company Intellectual Property”), free and clear of all Liens, except where the failure to so own or possess such Company Intellectual Property would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.1(q)(ii) of the Company Disclosure Letter, there are no pending, or, to the Knowledge of the Company, threatened, claims based on the use by, or challenging the ownership by, the Company of any Company Intellectual Property that would reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.1(q)(iii) of the Company Disclosure Letter, to the Knowledge of the Company, no third party has infringed any Company Intellectual Property, except where such infringement would not reasonably be expected to have a Material Adverse Effect. The Company has taken reasonable actions to maintain and protect the Company Intellectual Property. Set forth in Schedule 3.1(q)(iv) of the Company Disclosure Letter is a list of all Company Intellectual Property that is owned by Peter A. Morton.

(r)            Insurance. Schedule 3.1(r) of the Company Disclosure Letter sets forth a list of all material insurance policies held by the Company as of the date hereof. Such policies are in full force and effect, the Company is not in material breach under such policies, and such policies, (together with self-insurance programs in effect) provide coverage for the Company’s business in amounts and against risks consistent with past practice. No representation or warranty is made by the Company that any such policy will not lapse or terminate by reason of consummation of the transactions contemplated by this Agreement.

(s)           Environmental Matters. Except as set forth in Schedule 3.1(s) of the Company Disclosure Letter or as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, (i) the Company is in compliance with all applicable federal, state and local laws governing pollution or the protection of the environment (“Environmental Laws”), (ii) the Company has not received any written notice or claim from any Governmental Authority or third party alleging that the Company is not in compliance with any Environmental Law, and (iii) neither the Company nor any of its entity predecessors has caused any release of a “hazardous substance”, as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., as amended from time to time, that would require investigation or remediation on any of the Owned Real Property.

(t)            Brokers, Finders, etc. Except as set forth in Schedule 3.1(t) of the Company Disclosure Letter, the Company is not subject to any valid claim of any broker, investment banker, finder or other intermediary in connection with the transactions contemplated by this Agreement.

(u)           Sufficiency of Assets. The assets held by the Company are in all material respects sufficient for the conduct of its business following the Closing in substantially the same manner as currently conducted.

(v)           No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 3.1, the Company shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no other Person (including any Stockholder or any officer, director, employee or Affiliate of the Company) shall be deemed to have made any representation or warranty to Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby.

SECTION 3.2         Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby jointly and severally represents and warrants to the Company as follows:

(a)           Organization and Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Each of Parent and Merger Sub has the requisite power and authority to carry on its business as now being conducted, to own or use the properties and assets that it purports to own or use, and to perform its obligations under this Agreement and its other material contracts, in each case, except as would not reasonably be expected to prevent consummation of the Merger.

(b)           Authority. The execution and delivery of this Agreement by each of Parent and Merger Sub and the performance by each of Parent and Merger Sub of its obligations under this Agreement have been duly authorized by all necessary action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law).

(c)           No Conflict. The consummation of the transactions under this Agreement and the Escrow Agreement will not require the consent, waiver or approval of any party to any material contract to which Parent, Merger Sub or any of their Affiliates is a party or by which any of them is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any Governmental Authority, except for (i) any approvals or filings of notice under, or in connection with, the Gaming Laws and the HSR Act, (ii) the filing and recordation of the Articles of Merger as required by the NRS, and (iii) those consents, waivers and approvals that relate to or are applicable to the Company or any of its Affiliates but not to Parent, Merger Sub or any of their Affiliates. Assuming the consents, waivers and approvals set forth in the immediately preceding clauses (i) and (ii) are obtained or made, as applicable, the execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the execution, delivery and performance by Parent of the Escrow Agreement, will not (x) violate any law applicable to Parent, Merger Sub or any of their Affiliates, (y) result in a breach or violation of any provision of, or constitute a default under, any contract to which Parent, Merger Sub or any of their Affiliates is a party or by which any of them is bound, or (z) conflict with any provision of the charter, bylaws or other organizational documents of Parent or Merger Sub, except in the case of clauses (x) and (y) above, for any such breach, violation or default which would not reasonably be expected to delay or prevent consummation of the Merger.

(d)           Litigation. There is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent, Merger Sub or, if applicable, the Gaming Operator, or any of their Affiliates before any Governmental Authority, which could prevent or delay the transactions contemplated by this Agreement.

(e)           Financing. Parent has obtained written commitments (the “Financing Commitments”) for any and all financing (whether equity financing, debt financing or otherwise) necessary to pay the Enterprise Price and all fees, costs and expenses related to the Merger and the other transactions contemplated by this Agreement (the “Financing”). Parent has provided true, accurate and complete copies of the Financing Commitments to the Company, and Parent has paid all commitment fees and any other fees and amounts due at or prior to the date hereof under the Financing Commitments.

None of the Financing Commitments has been amended, modified or terminated, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect in any way materially adverse to the Company. The Financing Commitments are in full force and effect and no event has occurred which, with or without notice, lapse of time (other than the expiration of the term thereof) or both, would constitute a default on the part of Parent under any of the Financing Commitments. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, together with Parent’s cash and cash equivalents, will be sufficient for Parent to pay the Enterprise Price and all fees, costs and expenses related to the Merger and the other transactions contemplated by this Agreement. Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that Parent will not receive the proceeds of the Financing on or prior the Closing Date.

(f)            No Vote Required. No vote of the stockholders of Parent is required by law, Parent’s certificate of incorporation or bylaws or otherwise for Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(g)           Operations of Merger Sub. Merger Sub is a direct wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities.

(h)           Brokers, Finders, etc. Except for Jefferies & Company, Inc., neither Parent nor Merger Sub is subject to any valid claim of any broker, investment banker, finder or other intermediary in connection with the transactions under this Agreement. Parent is solely responsible for any payment, fee or commission that may be due to Jefferies & Company, Inc. in connection with the transactions contemplated by this Agreement.

(i)            Licensability of Principals. None of Parent, Merger Sub or, if applicable, the Gaming Operator, or any of their directors, officers, employees or Affiliates, or other related Persons subject to licensure by a Gaming Authority, has ever been denied, or had revoked or suspended, a gaming license by any Gaming Authority. There are no facts, which if known to the Gaming Authorities, would (a) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license or (b) result in a negative outcome to any finding of suitability proceedings currently pending, or under the suitability proceedings necessary for the consummation of the transactions contemplated by this Agreement.

(j)            Investigation by Parent and Merger Sub. Each of Parent and Merger Sub acknowledges and agrees that it has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company, which investigation, review and analysis was done by Parent and its Affiliates and, to the extent Parent deemed appropriate, by Parent’s agents and representatives. Without limitation of the foregoing, each of Parent and Merger Sub acknowledges that the Total Transaction Consideration has been negotiated based on Parent’s express agreement that there would be no contingencies (financial or otherwise) to Closing other than the conditions set forth in Article V. Each of Parent and Merger Sub acknowledges that, should the Closing occur, except as otherwise set forth in this Agreement, each of Parent and Merger Sub will acquire the Company and its business, properties, assets and liabilities in an “as is” condition and on a “where is” basis, without any representation or warranty of any kind, express or implied, except such representations and warranties expressly set forth in this Agreement. Further, without limiting any representation, warranty or covenant of the Company expressly set forth herein, except as otherwise set forth in Article V, each of Parent and Merger Sub acknowledges that it has waived and hereby waives as a condition to Closing any further due diligence reviews, inspections or examinations with respect to the Company, including, without limitation, with respect to engineering, environmental, title, survey, financial, operational, regulatory and legal compliance matters.

ARTICLE IV
COVENANTS

SECTION 4.1         Conduct of Business. From the date of this Agreement through to the Effective Time, the Company agrees that, except (i) as disclosed in Schedule 4.1 of the Company Disclosure Letter, (ii) as otherwise provided for in this Agreement or the Other Transaction Documents, (iii) as approved in writing by Parent (such approval not to be unreasonably withheld or delayed) or (iv) with respect to the Selected Memorabilia:

(a)           the Company shall carry on and operate its business in the ordinary course consistent with past practice (which may include contracting for and booking entertainment, conferences and other events, any of which may take place after the Closing Date) and in compliance in all material respects with applicable law;

(b)           the Company shall not directly or indirectly take any of the following actions:

(i)       amend, restate, modify or repeal or add any provisions to its certificate of incorporation or bylaws;

(ii)      pay or declare or set aside for payment any dividend or other distribution, payable in cash, stock or property, with respect to any shares of any class or series of its capital stock;

(iii)     redeem, purchase or otherwise acquire directly or indirectly any of its securities (including equity securities, debt securities, securities convertible into or exchangeable or exercisable for debt securities or equity securities, phantom stock, stock appreciation rights, options, warrants, calls, commitments or rights of any kind to acquire any equity or debt securities) or any instrument or security which consists of or includes a right to acquire such securities;

(iv)    other than in the ordinary course of business, create, incur, issue, assume, guarantee, permit, suffer to exist or otherwise become directly or indirectly liable with respect to any indebtedness or Liens other than indebtedness and Liens not to exceed $1,000,000 in the aggregate for all such indebtedness and Liens;

(v)     other than as required by applicable law or the terms of a Material Contract, or in a connection with the transactions contemplated by Section 4.4, modify, amend or repeal any Material Contract (other than an Affiliate Agreement) (or waive compliance with the terms of or breaches thereunder);

(vi)    in a single transaction or through a series of similar or related transactions, consolidate with or merge with or into any other Person, or transfer (by lease, assignment, sale or otherwise) any material portion of its assets to another Person or group of Affiliated Persons;

(vii)   in a single transaction or through a series of similar or related transactions, sell, lease, sublease, convey, transfer, mortgage, subject to a Lien or otherwise dispose of any assets material to the operation of the Company, other than transient occupancy arrangements and gaming equipment in the ordinary course of business;

(viii)    in a single transaction or through a series of similar or related transactions, acquire any real property;

(ix)       consummate any acquisition of the stock or assets of any other Person, in a single transaction or series of similar or related transactions, involving consideration in excess of $1,000,000 in the aggregate (other than acquisitions of inventory and equipment in the ordinary course of business);

(x)        other than in the ordinary course of business or as set forth in the Company’s 2006 capital expenditure budget (a copy of which is attached to Schedule 4.1(b)(x) of the Company Disclosure Letter), make any capital expenditures in excess of $1,000,000 in the aggregate; provided, however, that the Company may make capital expenditures pursuant to the terms of contracts which have been executed prior to the date hereof;

(xi)       effect a complete or partial liquidation, dissolution, winding-up, recapitalization, reclassification or reorganization in any form of transaction;

(xii)      amend any Tax Return in any material respect;

(xiii)     fail to maintain with financially responsible insurance companies insurance coverage substantially similar to the insurance coverage maintained by the Company on the date hereof, to the extent available at reasonable cost;

(xiv)     except as otherwise required by the terms of any written agreement, as such agreement is in existence as of the date hereof, or in the ordinary course of business consistent with past practice (including customary annual changes in compensation that do not result in a material increase in benefit or compensation expense to the Company), or except as set forth in Schedule 4.1(b)(xiv) of the Company Disclosure Letter, (A) make any change in the compensation or benefits payable or to become payable to any of its directors, officers or employees, (B) pay any severance or retirement benefits not required by any existing plan or agreement to any such employees, directors or officers, (C) accelerate the vesting of, or the lapsing of restriction with respect to, any stock options or other stock-based compensation or cause the funding of any rabbi trust or similar arrangement, or (D) make any loan or advance to, any of such Persons or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise; or

(xv)      (A) except as set forth in Schedule 4.1(b)(xv) of the Company Disclosure Letter, enter into any new employment, severance or compensatory agreements or arrangements with any officer or director of the Company or with any employee of the Company (except with respect to any such agreements or agreements pursuant to which the Company or any of its subsidiaries would not reasonably be expected to have any obligation to provide compensation and/or benefits (including without limitation severance pay or benefits or payments related to change in control of the Company) in any amount or having a value in excess of $150,000 per year or $250,000 in the aggregate); provided, that the hiring of an at will employee shall not be construed as entering into or amending an employment agreement; (B) promote any employee, other than promotions on terms that are not materially more favorable (in terms of compensation, severance, duration and other matters) than the terms upon which any employee previously serving in the applicable capacity was entitled; or (C) hire or appoint any officer or director, except in connection with the replacement of an officer whose employment has terminated, provided the overall compensatory package of such newly hired officer or director is not materially more favorable than that of the replaced officer or director;

(xvi)     settle or compromise any material litigation other than settlement or compromises for litigation providing (A) solely for the payment of money damages in all events paid prior to the Closing Date or reserved for in the balance sheet of the Company as of the Closing Date (immediately prior to the Effective Time) and (B) a complete release of the Company of all claims and which do not provide for any admission of liability by the Company;

(xvii)    enter into any agreement, contract, commitment or arrangement (oral or written) to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing actions; and

(xviii)   make any expenditures with respect to the renovation of the suites at the Hard Rock Hotel.

(c)           except as required by law or regulation, the Company shall not knowingly perform any act, or omit to perform any act within its reasonable control, which will cause a breach of any representation, warranty or obligation contained in this Agreement.

SECTION 4.2         Access to Information; Confidentiality.

(a)            Subject to any restrictions imposed by the Gaming Laws or the antitrust laws, the Company shall afford to representatives of Parent, including its counsel, accountants and lenders, reasonable access during normal business hours during the period prior to the Closing Date to all the properties, books, Contracts and records of the Company (collectively, the “Inspection”); provided, however, that (i) Parent shall provide the Company with at least twenty-four hours’ prior written notice of any Inspection; (ii) if the Company so requests, Parent’s representatives shall be accompanied by a representative of the Company; (iii) Parent shall not initiate contact with employees or other representatives of the Company without the prior written consent of the Company; (iv) Parent’s representatives shall not be entitled to perform any physical testing of any nature with respect to any of the Company’s properties or assets or any portion thereof without the Company’s prior written consent, which consent may be withheld if in the judgment of the Company’s representatives such testing would interfere with the operation of the Company’s business; (v) Parent shall not interfere with the operation of the Company’s business; (vi) Parent shall, at its sole cost and expense, promptly repair any damage to any of the Company’s properties or assets or any portion thereof or any other property owned by a Person other than Parent, as the case may be, arising from or caused by such Inspection, and shall promptly reimburse the Company for any loss arising from or caused by any Inspection, and restore the Company’s properties and assets or such other third-party property, as the case may be, to substantially the same condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless the Company, the Stockholders and their respective Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting from any Inspection of the Company’s real property; and (vii) in no event shall the results of any such Inspection or Parent’s satisfaction therewith be a condition to Parent’s obligations hereunder, it being the intent of Parent to purchase the Company and its business, properties, assets and liabilities on an “as is, where is” basis as set forth in Section 4.10. If, in the course of any investigation pursuant to this Section 4.2(a), Parent discovers any breach of any representation or warranty contained in this Agreement or any circumstance or condition that, upon Closing, would constitute such a breach, Parent shall promptly inform the Company in writing and any failure to notify the Company shall constitute a waiver of any such breach.

(b)           Nothing in this Section 4.2 shall require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) result in the disclosure of any trade secrets of third parties or violate any of its respective obligations with respect to confidentiality, provided that the Company shall use its commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, or (ii) result in a violation of applicable law, including the Gaming Laws and the antitrust laws.

(c)           Each of Parent and Merger Sub acknowledges that the information being provided to Parent, Merger Sub and their representatives by the Company is subject to the terms of a confidentiality agreement, dated April 20, 2006, among the Company, Peter A. Morton, HR Condominium Investors (Vegas), L.L.C., a Delaware limited liability company, PMR and Parent (as it may be amended, the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.

SECTION 4.3         Consents and Governmental Approvals

(a)           Subject to the terms and conditions of this Agreement, and except as otherwise set forth in this Agreement, each of the Company, Parent and Merger Sub agrees (in all cases, without being obligated to make any payment to any third party (other than filing fees to Governmental Authorities)) to use its reasonable best efforts to, and each of Parent and Merger Sub agrees to use its reasonable best efforts to cause the Gaming Operator to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions under this Agreement and to cooperate with the others in connection with the foregoing, including using its reasonable best efforts to:

(i)    obtain all necessary waivers, consents and approvals from other parties to Material Contracts (to which the Company is a party) and other material contracts (to which Parent, Merger Sub or the Gaming Operator, if applicable, is a party);

(ii)   obtain, and cause (with respect to the Company) the Company’s and (with respect to Parent or Merger Sub) Parent’s, Merger Sub’s and the Gaming Operator’s directors, officers, employees or Affiliates or other related Persons as may be so required to obtain, all material consents, approvals and authorizations that are required to be obtained under any Federal, state, local or foreign law or regulations;

(iii)  prevent the entry, enactment or promulgation of any threatened or pending injunction or order that could materially adversely affect the ability of the parties hereto to consummate the transactions under this Agreement;

(iv)  lift or rescind any injunction or order that could materially adversely affect the ability of the parties hereto to consummate the transactions under this Agreement; and

(v)   effect all necessary registrations and filings and submissions of information requested by any Governmental Authorities.

(b)           In furtherance and not in limitation of the foregoing, each party hereto agrees to make any required filing of a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated by this Agreement as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, as promptly as practicable all other actions consistent with this Section 4.3 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Parent shall pay all fees incurred in connection with all notices and filings under the HSR Act.

(c)           In addition to and not in limitation of the foregoing, Parent shall, and shall, if applicable, cause the Gaming Operator to, use its reasonable best efforts (i) to as promptly as practicable, obtain, and cause Parent’s, and, if applicable, the Gaming Operator’s directors, officers, employees or Affiliates or other related Persons as may be so required to obtain, all Gaming Approvals, (ii) to avoid any action or proceeding by any Gaming Authority challenging the consummation of the transactions contemplated hereby, (iii) to make or cause to be made all necessary filings, and thereafter make or cause to be made any other required submissions with respect to this Agreement, as required under the Gaming Laws, (iv) to schedule and attend (or cause to be scheduled and attended) any hearings or meetings with Gaming Authorities to obtain the Gaming Approvals as promptly as possible and (v) to comply with the terms and conditions of any and all of the foregoing. Parent and its representatives and Affiliates shall (i) file or cause to be filed as promptly as practicable all required applications and documents in connection with obtaining the Gaming Approvals, (ii) request or cause to be requested an accelerated review from the Gaming Authorities in connection with such filings, (iii) act diligently and promptly to pursue the Gaming Approvals, (iv) cooperate with the Company in connection with the making of all filings referenced in the preceding sentence, including providing copies of all such documents to the Company and its advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith, (v) notify the Company of the receipt of comments or requests from Gaming Authorities relating to Gaming Approvals, (vi) upon reasonable request of the Company, supply the Company with copies of all such correspondence, and (vii) keep the Company informed of the status of Parent’s and, if applicable, the Gaming Operator’s application for Gaming Approvals and its activities related to obtaining the Gaming Approvals, as applicable.

SECTION 4.4         Company Bonds; Credit Agreement

(a)           Parent shall use its best efforts, at its expense, to (i) repay or otherwise satisfy on or prior to the Closing Date all outstanding borrowings under the Credit Agreement, all accrued and unpaid interest thereon and all other Obligations under the Credit Agreement, and (ii) subject to Section 4.4(b) below, on or prior to the Closing Date, to defease, repay or otherwise satisfy the entire outstanding aggregate principal amount of the Company Bonds, all accrued and unpaid interest thereon and all other Obligations under the Company Bonds (it being understood that any amounts repaid or otherwise satisfied by Parent pursuant to this Section 4.4 shall be deemed to be outstanding as of the Closing Date for purposes of Section 2.2(a)(vii)(B)). Parent shall indemnify the Company, the Stockholders and their respective directors, officers, employees, Affiliates and representatives for any and all liabilities arising out of or in connection with any action taken by the Company or any of the foregoing Persons at the request of Parent and pursuant to this Section 4.4 to the maximum extent permitted by law. For the avoidance of doubt, nothing in this Section 4.4 shall supersede Section 2.2(a)(vii)(C).

(b)           Notwithstanding any provision to the contrary in this Agreement, including, without limitation, Sections 4.4(a) and 5.3(c), if (i) allowing a portion of the Company Junior Notes to remain outstanding would not violate any provision of law or regulation applicable to the Company or Parent or their respective shareholders, and (ii) such portion of the Company Junior Notes may remain outstanding without breaching the Financing Commitments or causing a condition to the Financing Commitments not to be satisfied, then (A) Parent shall not be obligated to pay, defease, redeem, purchase or otherwise satisfy such portion of the Company Junior Notes and (B) the fact that Parent has not caused such portion of Company Junior Notes to be paid, defeased, redeemed, purchased or otherwise satisfied shall not affect or impair the obligations of Parent or the Company hereunder.

SECTION 4.5         Employee Benefit Plans. Parent hereby agrees that:

(a)           For a period of one year following the Closing Date, Parent shall, or shall cause the Surviving Corporation or one of its subsidiaries, to provide each employee of the Company who was an employee of the Company (other than employees subject to collective bargaining or similar agreements) immediately prior to the Closing (each, an “Affected Employee”) compensation and benefits that are substantially similar, in the aggregate, to those benefits provided by the Company Benefit Plans; provided, however, that, in lieu of the foregoing, Parent at its sole option may provide such Affected Employee with employee benefits that, in the aggregate, are substantially similar to those applicable to similarly situated employees of Parent.

(b)           With respect to each employee benefit plan, practice or policy of Parent or any of its Affiliates, each Affected Employee shall be given credit under such plan for all service prior to the Closing Date with the Company or any predecessor employer (to the extent such credit was given by the Company or any predecessor employer under a comparable plan, practice or policy), for purposes of determining eligibility and vesting and levels of benefits; provided, however, such service need not be credited to the extent (i) it would result in a duplication of benefits or for benefit accrual under defined benefit plans or (ii) is prohibited by applicable law.

(c)           If any Affected Employee is discharged by the Company as of or after the Closing, then Parent shall be responsible for any and all severance costs for such Affected Employee, including payments owing under those agreements, plans or arrangements listed in Schedule 3.1(o) of the Company Disclosure Letter. Parent shall be responsible and assume all liability for all notices or payments due to any Affected Employees, and all notices, payments, fines or assessments due to any governmental entity, pursuant to any applicable foreign, federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of employees by the Company on or after the Closing Date, including the WARN Act or similar state statute, Section 4980B of the Code and any rules or regulations as have been issued in connection with the foregoing; provided, however, that prior to the Closing Date, the Company shall cooperate with Parent (including giving notices if requested by Parent) in the giving of notices pursuant to the immediately preceding sentence, if any such notices are to be given.

(d)           Parent shall take all action as may be necessary and appropriate to cause a tax-qualified 401(k) plan in which it or any of its subsidiaries sponsors to accept the rollovers of all Affected Employees who elect such rollovers of their 401(k) plan accounts and to provide the Affected Employees with a tax-qualified 401(k) type plan effective immediately as of the Closing Date, which plan shall recognize service with the Company and any predecessor employer for purposes of eligibility, participation and vesting.

(e)           In addition, and without limiting the generality of the foregoing, except as prohibited by applicable law:

(i)    at the Effective Time, each Affected Employee immediately shall be eligible to participate, without any waiting time, in any and all employee benefit plans of Parent and its Affiliates (other than the Company and its subsidiaries) providing benefits to any Affected Employees after the Effective Time (the “New Plans”) to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plans in which such Affected Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”);

(ii)   for purposes of each New Plan providing welfare benefits to any Affected Employee, Parent shall cause all pre-existing condition exclusions of such new Plan to be waived for such Affected Employee and his or her covered dependents to the extent such pre-existing condition exclusions were in applicable to or had been satisfied by such Affected Employee and his or her covered dependents immediately prior to the Effective Time under the relevant Old Plan; and

(iii)  each Affected Employee and their eligible dependents shall receive credit for the plan year in which the Effective Time (or commencement of participation in a New Plan) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in a New Plan).

(f)            From and after the Closing, Parent shall be responsible for, and shall indemnify and hold harmless the Company, the Stockholders and their respective directors, officers, Affiliates, representatives and agents, and the fiduciaries (including plan administrators) of the Employee Benefit Plans of the Company, from and against, any and all claims, losses, damages, costs and expenses (including attorneys’ fees and expenses) and other liabilities and obligations relating to or arising out of (i) all salaries, wages, commissions, employee incentive or other compensation, severance, holiday, vacation, or retirement benefits earned but unpaid as of the Closing and post-Closing bonuses due to any Affected Employee; and (ii)  any claims of, or damages or penalties sought by, any Affected Employee, or any Governmental Authority on behalf of or concerning any Affected Employee, with respect to any act or failure to act by Parent to the extent arising from the employment, discharge, layoff or termination of any Affected Employee, including any failure to perform or breach by Parent under this Section 4.5.

(g)           With respect to any accrued but unused personal, sick or vacation time to which any Affected Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Affected Employee immediately prior to the Closing Date (the “PSV Policies”), such Affected Employee shall be allowed to use such accrued personal, sick or vacation time following the Closing Date, in accordance with such PSV Policies.

(h)           Parent acknowledges and agrees that any employment loss within the meaning of the Worker Adjustment and Retraining Notification Act (the “WARN Act”), 29 U.S.C. §§ 2101 et seq., suffered by any employee immediately upon or within 90 days of the Closing, shall have been caused by Parent’s decision not to continue the employment of such employee, and not by the sale of the Company. The Company acknowledges and agrees that, at Parent’s request, it shall give any notices required by the WARN Act if necessary prior to the Closing Date and otherwise cooperate with Parent. Parent shall be responsible to and shall indemnify and hold harmless the Company and its Affiliates for any and all claims asserted under the WARN Act because of a “plant closing” or “mass layoff,” as defined therein, occurring on or after the Closing Date, unless the Company does not cooperate with Parent or provide requested notices as required by immediately preceding sentence. For purposes of this Agreement, the Closing Date is and shall be the same as the “effective date” of the sale within the meaning of the WARN Act. Effective as of the Closing, Parent shall (i) assume liability for all active workers’ compensation cases attributable to any employee and (ii) provide employees with coverage for all workers’ compensation benefits and, from and after Closing, Parent shall be responsible for all workers’ compensation claims filed by employees, regardless of whether the underlying event of such claims occurred prior to the Closing.

(i)            Nothing herein expressed or implied shall confer upon any current or former employee of the Company or upon any representative of any such person, or upon any collective bargaining agent, any rights or remedies, including any third party beneficiary rights or any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

SECTION 4.6         [INTENTIONALLY OMITTED]

SECTION 4.7         Financial Information

(a)           After the Closing, upon reasonable written notice, Parent and the Company shall furnish or cause to be furnished to the Stockholders and their respective accountants, counsel and other representatives access to, during normal business hours, such information (including records pertinent to the Company) as is reasonably necessary for financial reporting and accounting matters.

(b)           Parent shall retain all of the books and records of the Company for a period of five years after the Closing Date or such longer time as may be required by law. After the end of such period, before disposing of such books or records, Parent shall give notice to such effect to the Stockholders and give the Stockholders an opportunity to remove and retain all or any part of such books or records as the Stockholders may select.

SECTION 4.8         [INTENTIONALLY OMITTED].

SECTION 4.9         Publicity

. Each of Parent and Merger Sub agrees that no public release or announcement concerning the transactions under this Agreement shall be issued by Parent, Merger Sub or any of their Affiliates, agents or representatives without the prior written consent and approval of the Company and prior notice by the Company to the Gaming Authorities in accordance with the Gaming Laws and consistent with the Company’s responsibilities as a gaming licensee and until after the Company and its Affiliates have been given an opportunity to first issue such a public release or announcement.

SECTION 4.10       Certain Understandings.

(a)           Each of Parent and Merger Sub acknowledges that it has received from the Company certain projections, forecasts and information relating to the Company. Each of Parent and Merger Sub acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts and in such information, (ii) each of Parent and Merger Sub is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and information so furnished and (iii) neither Parent nor Merger Sub or any of their Affiliates shall have any claim against the Company, the Stockholders or any of their respective directors, officers, Affiliates, agents or representatives with respect thereto. Accordingly, without limiting the generality of Section 3.1(u), the Company makes no representation or warranty with respect to such projections, forecasts or information.

(b)           Parent acknowledges that, except as expressly set forth herein, without limiting the generality of Section 3.1(u), neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, and neither the Company nor any other Person will be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or the use of, any such information. Each of Parent and Merger Sub acknowledges that, should the Closing occur, each of Parent and Merger Sub will acquire the Company and its business, properties, assets and liabilities in an “as is” condition and on a “where is” basis, without any representation or warranty of any kind, express or implied, except such representations and warranties expressly set forth in this Agreement. Further, without limiting any representation, warranty or covenant of the Company expressly set forth herein, each of Parent and Merger Sub acknowledges that it has waived and hereby waives as a condition to Closing any further due diligence reviews, inspections or examinations with respect to the Company, including, without limitation, with respect to engineering, environmental, title, survey, financial, operational, regulatory and legal compliance matters.

SECTION 4.11       Taxes. All Taxes arising out of, in connection with, or attributable to any preparatory act or the transactions effected pursuant to this Agreement shall be borne (directly or, if a Company level tax, indirectly) by Parent. In the case of any Transfer Tax, Parent shall pay all such Transfer Taxes (whether imposed on Parent, the Surviving Corporation or any Stockholder), shall prepare and timely file all relevant Transfer Tax returns required to be filed in respect of such Transfer Tax and shall pay the Transfer Tax shown on such Transfer Tax return. For purposes of this Agreement, “Transfer Tax” or “Transfer Taxes” means all sales (including, without limitation, bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp, duties, or similar taxes and fees.

SECTION 4.12       Certain Notifications. From the date of this Agreement until the Closing, the Company, on one hand, and Parent, on the other hand, shall promptly notify the other in writing regarding (a) any breach of any covenant or obligation of such party hereunder, as applicable, and (b) any fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of such party to timely satisfy any of the closing conditions specified in Article V, as applicable.

SECTION 4.13       Indemnification of Directors and Officers.

(a)           Parent agrees that (i) all rights to indemnification existing in favor of any director, officer, employee or agent of the Company (the “Indemnified Parties”) as provided in its charter or bylaws or in indemnification agreements with the Company or any other Person, or otherwise in effect as of the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than six years from the Closing Date and (ii) Parent shall guarantee the performance by the Company of its obligations referred to in immediately preceding clause (i); provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims, and Parent’s guarantee with respect thereto, shall continue until final disposition of any and all such claims. Parent also agrees to indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals’ services as directors, officers, employees or agents of the Company or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, the Company, occurring prior to the Closing Date including, without limitation, the transactions under this Agreement. Without limiting the generality of the foregoing, if any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, arising out of such individuals’ services as directors, officers, employees or agents of the Company or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of, the Company, including the transactions under this Agreement, occurring prior to or at the Closing, Parent shall pay as incurred such Indemnified Party’s reasonable out-of-pocket legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. From and after the Closing, Parent shall pay all reasonable out-of-pocket expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 4.13.

(b)           Parent agrees that, from and after the Closing, the Company shall cause to be maintained in effect for not less than six years from the Closing Date the current policies of the directors’ and officers’ liability insurance maintained by the Company; provided that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the directors and officers covered by such policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the

Closing; provided, further, that the Company shall not be required to pay an annual premium in excess of 300% of the last annual premium paid by the Company prior to the date hereof, and if the Company is unable to obtain the insurance required by this Section 4.13(b) it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

SECTION 4.14       Debt Financing

(a)           From the date hereof until the Effective Time, the Company shall, and shall use its reasonable best efforts to cause each of their respective officers, directors, employees and representatives to, provide such cooperation as is reasonably requested by Parent in connection with the arrangement of the Financing, including (A) causing appropriate officers and employees to be available, on a customary basis and on reasonable advance notice, to meet with prospective lenders and investors in meetings, drafting sessions, due diligence sessions, management presentations, road shows and sessions with rating agencies, (B) assisting with the preparation of materials for rating agency presentations, business projections and financial statements (including those required by the SEC), and assisting Parent in preparing offering memoranda, private placement memoranda, prospectuses and similar documents, (C) requesting its independent accountants to provide reasonable assistance to Parent, including requesting such accountants to provide consent to Parent to prepare and use their audit reports relating to the Company and any necessary “comfort letters,” (D) forming, on or prior to the Closing Date, new wholly owned subsidiaries, and transferring assets into those subsidiaries, to the extent not prohibited by law or any contracts to which the Company is a party or is bound (provided that in the event a contract prohibits such transfer and the transfer cannot otherwise be structured in a manner to avoid conflict with the terms of such contract, the Company agrees to use reasonable efforts to obtain consents necessary to effectuate such transfers), and (E) provide reasonable access to the Owned Real Property, in accordance with Section 4.2, during normal business hours to the extent necessary for Parent to obtain surveys, engineering reports, zoning reports, environmental reports and appraisals required by the Financing Commitments with respect to the Owned Real Property. Parent shall pay to the Company any costs or expenses incurred by the Company in connection with the foregoing.

(b)           Notwithstanding the foregoing or Section 4.4 or 5.3(c), the parties acknowledge and agree that nothing in this Agreement shall (i) require the Company, any of the Stockholders or any of their respective officers, directors or Affiliates to (x) enter into or execute any commitment letter, underwriting or placement agreement, pledge or security document, loan agreement, note purchase agreement, registration rights agreement, indenture or any other Contract, or any registration statement or other filing with the SEC, or any certificate or other document in connection with any financing or other funds sought by Parent, (y) commence or take any other action with respect to any tender offer for, or any consent with respect to, or any repayment of, or amendment or modification to, any debt securities or other indebtedness of the Company (other than ministerial actions, including facilitating access to the trustee with respect to, or providing a list of the holders of, any such debt securities), or (z) obtain any rating agency confirmations or approvals, (ii) require counsel to the Company or the Stockholders to deliver any legal opinion in connection with any financing or funds sought by Parent, or (iii) require the Company or any of the Stockholders, or any officer, director, employee, counsel or advisor thereof, to make any representation or warranty, incur any liability or provide for any indemnification or expense reimbursement in connection with any financing or funds sought by Parent.

SECTION 4.15       Further Assurances. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and orders to consummate the transactions contemplated by this Agreement.

SECTION 4.16       Selected Memorabilia. Notwithstanding anything in this Agreement to the contrary, Peter A. Morton shall have the right to purchase, or otherwise acquire, from the Company on an “as is, where is,” no representation basis, such items of rock and roll or other memorabilia owned by the Company, as Peter A. Morton may select, in his sole discretion, up to an aggregate appraised value of $100,000 (the “Selected Memorabilia”), and there shall not be sold, assigned, transferred, conveyed or delivered to Parent or Merger Sub any right, title or interest in or to any of the Selected Memorabilia. Peter A. Morton shall have the right to take all actions he deems necessary or desirable to remove, transfer, sever or otherwise separate such right, title and interest in or to the Selected Memorabilia from the other assets of the Company on or prior to the Closing Date.

SECTION 4.17       Termination of Affiliate Agreements. The Company shall use its best efforts to terminate or cancel, as applicable, effective at the Closing, all Contracts between the Company and Peter Morton (including the Amended and Restated Supervisory Agreement, dated as of October 21, 1997, by and between the Company and Peter A. Morton), and all other Contracts between the Company and an Affiliate of the Company, except for (i) this Agreement and (ii) the Contracts listed in Schedule 4.17 of the Company Disclosure Letter (collectively, the “Affiliate Agreements”).

SECTION 4.18       Other Transaction Documents.

(a)           The Company shall use its best efforts to cause Peter A. Morton to execute the Trademark Agreement, the License Agreement and the Morton Trademark Assignment on or prior to the Closing Date.

(b)           Peter A. Morton agrees to execute the Trademark Agreement, the License Agreement and the Morton Trademark Assignment on or prior to the Closing Date.

ARTICLE V
CONDITIONS PRECEDENT

SECTION 5.1         Conditions Precedent to Each Party’s Obligations. The respective obligations of each party to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction, or waiver by Parent and the Company, on or before the Closing Date of the following conditions precedent (which shall not be construed as covenants):

(a)           No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the Merger or any of the other transactions contemplated by this Agreement shall be in effect;

(b)           HSR Act. Any waiting period under the HSR Act applicable to the Merger or any of the other transactions contemplated by this Agreement shall have expired or early termination thereof shall have been granted without limitation, restriction or condition that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (after giving effect to the Merger and the other transactions contemplated by this Agreement); and

(c)           Other Transaction Closings. All conditions to each of the Other Transaction Closings shall have been satisfied or, if permissible, waived by the party entitled to make such a waiver, and each of the Other Transaction Closings shall occur simultaneously with the Closing.

SECTION 5.2         Conditions Precedent to Parent’s and Merger Sub’s Obligations. The obligation of each of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions precedent (which shall not be construed as covenants):

(a)           Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date which shall be true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect; provided, however, that notwithstanding the preceding, the representations and warranties of the Company contained in Section 3.1(d) shall be true and correct in all material respects; and (ii) between the date of this Agreement and the Closing, there shall have been no Material Adverse Effect;

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c)           Governmental Consents. Each of Parent and Merger Sub shall have obtained (or the Gaming Operator shall have obtained) any and all Gaming Approvals and other Governmental Approvals required to be obtained in connection with the transactions under this Agreement (which Gaming Approvals and other Governmental Approvals shall have been granted to Parent or Merger Sub (or, if applicable, the Gaming Operator) without the imposition of limitations, restrictions or conditions materially detrimental to the Company); and

(d)           Affiliate Agreements. The Affiliate Agreements shall have been terminated or cancelled.

SECTION 5.3         Conditions Precedent to the Company’s Obligations. The obligations of the Company to effect the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions precedent (which shall not be construed as covenants):

(a)           Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date which shall be true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” set forth therein) would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that notwithstanding the preceding, the representations and warranties of Parent contained in Section 3.2(b) shall be true and correct in all material respects;

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement on or prior to the Closing Date; and

(c)           Company Bonds; Credit Agreement. Parent shall have paid in full, defeased or otherwise satisfied all Obligations under the Credit Agreement and the Company Bonds.

ARTICLE VI
TERMINATION

SECTION 6.1         Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)           by mutual written consent of the Company and Parent;

(b)           [INTENTIONALLY OMITTED]

(c)           by the Company, by written notice to Parent, if (i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 5.1 or 5.3 (the “Company Condition Failure”), and (ii) such Company Condition Failure is incapable of being cured by Parent or Merger Sub or, if curable, is not cured by Parent or Merger Sub within 120 days following receipt of written notice from the Company of such Company Condition Failure;

(d)           by Parent, by written notice to the Company, if (i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 5.1 or 5.2 (the “Parent Condition Failure”), and (ii) such Parent Condition Failure is incapable of being cured by the Company or, if curable, is not cured by the Company within 120 days following receipt of written notice from Parent of such Parent Condition Failure;

(e)           by either the Company or Parent, by written notice to the other, if the Closing has not occurred by (i) the earlier of (x) seven (7) Business Days following the receipt by Parent or Merger Sub (or, if applicable, the Gaming Operator) of all Gaming Approvals (which Gaming Approvals shall have been granted to Parent or Merger Sub (or, if applicable, the Gaming Operator) without the imposition of limitations, restrictions or conditions materially detrimental to the Company); and (y) February 11, 2007, or (ii) such later date, as is agreed to by the Company (the later of (i) and (ii), the “Outside Date”); or

(f)            by the Company or Parent, by written notice to the other, if there shall be any law or regulation that makes consummation of the Merger or any of the other transactions contemplated by this Agreement illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Company or Parent from consummating the Merger or any of the other transactions contemplated by this Agreement is entered and such judgment, injunction, order or decree shall become final and nonappealable.

Notwithstanding anything contained in this Agreement to the contrary, except as provided in Sections 6.1(a) and (f) in no event shall:

(i)            a party that has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained (A) in this Agreement, which breach or failure to perform would give rise to the failure of, in the case of a breach of failure to perform by Parent, a condition set forth in Section 5.1, 5.2(c) or 5.3, and, in the case of a breach or failure to perform by the Company, a condition set forth in Section 5.1 or 5.2, in each case, to be satisfied on or before the Closing Date, or (B) in the Other Transaction Documents, terminate this Agreement under this Section 6.1; or

(ii)           the Company terminate this Agreement under this Section 6.1 if any of the parties to the Other Transaction Documents (other than Parent or any Affiliate of Parent and the Escrow Agent) (collectively, the “Other Parties”) has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained herein or therein, as applicable.

SECTION 6.2         Effect of Termination.

(a)           Effect of Termination. In the event of termination of this Agreement in accordance with Section 6.1, this Agreement shall forthwith become void and have no effect, except (i) as set forth in Sections 6.2(b), 6.2(c) and 6.3; (ii) as otherwise set forth in any written termination agreement; and (iii) that Sections 4.2(a)(vi) and 4.2(c), this Section 6.2 and Article IX shall survive termination of this Agreement.

(b)           Application of Deposit.

(i)    If this Agreement is terminated pursuant to Section 6.1(a), then the Escrow Agent shall deliver to Parent the Deposit pursuant to Parent’s instructions, and the sole remedy of Parent and Merger Sub against the Company shall be the amount of the Deposit, which Deposit shall be compensation and liquidated damages as provided in Section 6.2(c).

(ii)   [INTENTIONALLY OMITTED]

(iii)  If this Agreement is terminated by the Company pursuant to Section 6.1(c), then the Escrow Agent shall deliver the Deposit to the Stockholders’ Representative pursuant to the Stockholders’ Representative’s instructions, and the sole remedy of the Company against Parent and Merger Sub shall be such delivery by the Escrow Agent of the amount of the Deposit, which Deposit shall be compensation and liquidated damages as provided in Section 6.2(c).

(iv)  If this Agreement is terminated by Parent pursuant to Section 6.1(d), then the Escrow Agent shall deliver to Parent the Deposit pursuant to Parent’s instructions, and the sole remedy of Parent and Merger Sub against the Company shall be such delivery by the Escrow Agent of the amount of the Deposit, which Deposit shall be compensation and liquidated damages as provided in Section 6.2(c)..

(v)   If this Agreement is terminated by the Company or Parent pursuant to Section 6.1(e), then the Escrow Agent shall deliver the Deposit to the Stockholders’ Representative pursuant to the Stockholders’ Representative’s instructions, and the sole remedy of the Company against Parent and Merger Sub shall be such delivery by the Escrow Agent of the amount of the Deposit, which Deposit shall be compensation and liquidated damages as provided in Section 6.2(c); provided, however, that if the Company has breached, or has failed to perform its obligations or satisfy its conditions under, this Agreement or any of the Other Parties has breached, or has failed to perform its obligations or satisfy its conditions under, the Other Transaction Documents, and such breach or failure caused or resulted in the failure of the Closing to occur on or before the Outside Closing Date, then the Escrow Agent shall deliver to Parent the Deposit pursuant to Parent’s instructions, and the sole remedy of Parent and Merger Sub against the Company shall be such delivery by the Escrow Agent of the amount of the Deposit, which Deposit shall be compensation and liquidated damages as provided in Section 6.2(c).

(vi)  If this Agreement is terminated by the Company or Parent pursuant to Section 6.1(f), then the Escrow Agent shall deliver the Deposit to the Parent pursuant to Parent’s instructions, and the sole remedy of Parent and Merger Sub against the Company shall be such delivery by the Escrow Agent of the amount of the Deposit, which Deposit shall be compensation and liquidated damages as provided in Section 6.2(c); provided, however, that if the actions or inaction of Parent or Merger Sub (but not the Company or the Other Parties) have been the cause of, or have materially contributed to, such judgment, injunction, order or decree, then the Escrow Agent shall instead deliver the Deposit to the Stockholders’ Representative pursuant to the Stockholders’ Representative’s instructions, and the sole remedy of the Company against Parent and Merger Sub shall be such delivery by the Escrow Agent to the Stockholders’ Representative of the amount of the Deposit, which amount shall be compensation and liquidated damages as provided in Section 6.2(c).

(c)           LIQUIDATED DAMAGES. BY INITIALLING BELOW,

On behalf of Parent:	On behalf of the Company:

Initials:	Initials:
Name:	Name:
Title:	Title:

On behalf of Merger Sub:

Initials:
Name:
Title:

EACH OF THE PARTIES HERETO AGREES THAT IT WOULD BE IMPRACTICAL OR EXTREMELY DIFFICULT TO FIX ACTUAL DAMAGES IF THIS AGREEMENT IS TERMINATED PURSUANT TO SECTION 6.1, AND, THEREFORE, EACH OF PARENT AND THE COMPANY AGREES THAT THE PAYMENTS PROVIDED IN SECTION 6.2(b) SHALL BE THE SOLE AND EXCLUSIVE REMEDY OF THE PARTIES UPON, AND LIQUIDATED DAMAGES FOR, TERMINATION OF THIS AGREEMENT PURSUANT TO ARTICLE VI, AND SUCH REMEDY SHALL BE LIMITED TO THE PAYMENTS STIPULATED IN SECTION 6.2(b).

SECTION 6.3         Specific Performance. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN THE EVENT THAT THE MERGER FAILS TO CLOSE AS A RESULT OF (a) THE DEFAULT OF THE COMPANY OR PETER A. MORTON IN THE PERFORMANCE OF ITS OBLIGATIONS UNDER THIS AGREEMENT, OR (b) A DEFAULT OF ANY OTHER PARTY (AS DEFINED IN SECTION 6.1) IN THE PERFORMANCE OF ITS OBLIGATIONS UNDER ANY OF THE OTHER TRANSACTION DOCUMENTS, THEN IN LIEU OF PARENT’S REMEDIES SET FORTH IN SECTION 6.1 AND 6.2, PARENT MAY ELECT TO PURSUE THE REMEDY OF SPECIFIC PERFORMANCE AGAINST THE COMPANY AND PETER A. MORTON, IT BEING AGREED THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT THE COMPANY OR PETER A. MORTON FAILS TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY TO WHICH IT IS A PARTY AS A RESULT OF THE COMPANY’S OR PETER A. MORTON’S DEFAULT HEREUNDER.

ARTICLE VII
SURVIVAL; INDEMNIFICATION

SECTION 7.1         Survival of Representations, Warranties and Covenants. The representations and warranties of the Company contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date (the “Expiration Date”). The covenants and agreements contained in this Agreement shall not survive the Closing, other than those covenants and agreements that are expressly required to remain in full force and effect after the Closing.

SECTION 7.2         Obligation of Stockholders. As provided in the Escrow Agreement and the PMR/RWB Escrow Agreement, the Stockholders shall, jointly and severally, indemnify, defend and hold harmless Parent and the Surviving Corporation and each of their predecessors and successors, stockholders, employees, officers, directors, agents and representatives (collectively, the “Parent Indemnitees”) from and against, and pay or reimburse the Parent Indemnitees for, any and all damages, liabilities, losses, claims, obligations, Liens, assessments, judgments, fines and penalties (collectively, “Losses”) that any of them may suffer, incur or sustain, directly or indirectly, arising out of, attributable to, relating to or resulting from:

(a)           (i)            any inaccuracy in or breach of any representation and warranty made by the Company in this Agreement; and

(ii)           any inaccuracy in or breach of any representation and warranty (without giving effect to any qualifiers or exceptions relating to knowledge, Knowledge of the Company, materiality or Material Adverse Effect) made by the Company in this Agreement if such inaccuracy or breach, individually or together with all such other inaccuracies or breaches, would be reasonably expected to have a Material Adverse Effect, in each case, by virtue of the failure of such representation or warranty to be true and correct (i) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks as of a specific date or time other than the Closing Date) or (ii) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the Closing Date;

(b)           any breach or nonperformance of any of the covenants or other agreements made and to be performed by the Company pursuant to this Agreement; and

(c)           the exercise by any Stockholder of dissenters’ rights with respect to the Merger pursuant to the NRS.

SECTION 7.3         Obligation of Parent. Parent and Merger Sub shall indemnify, defend and hold harmless the Stockholders and each of their predecessors and successors, stockholders, employees, officers, directors, agents and representatives (collectively, the “Stockholder Indemnitees”) from and against, and pay or reimburse the Stockholder Indemnitees for, any and all Losses that any of them may suffer, incur or sustain, directly or indirectly, arising out of, attributable to, relating to or resulting from:

(a)           any inaccuracy in or breach of any representation and warranty (without giving effect to any qualifiers or exceptions relating to knowledge, Knowledge of Parent, materiality or Material Adverse Effect) made by Parent or Merger Sub in this Agreement by virtue of its failure to be true and correct (i) on and as of the Closing Date with the same effect as though made on and as of the Closing Date (other than any such representation or warranty that speaks as of a specific date or time other than the Closing Date) or (ii) on and as of the date or time when made, in the case of any representation or warranty that speaks as of a specific date or time other than the Closing Date; and

(b)           any breach or nonperformance of any of the covenants or other agreements made and to be performed by Parent or Merger Sub pursuant to this Agreement.

SECTION 7.4         Minimum Losses. No Parent Indemnitee shall have any right to indemnification under Section 7.2 until aggregate Losses incurred by all Parent Indemnitees would exceed Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Indemnity Threshold”), after which there may only be recovered those Losses in excess of the Indemnity Threshold, subject to the conditions of this Article VII, including the limitations set forth in Section 7.5.

SECTION 7.5         Maximum Indemnification. The Stockholders shall not be obligated to provide indemnification pursuant to Section 7.2 exceeding, in the aggregate, the Indemnification Escrow Amount. Notwithstanding anything in this Agreement, any indemnification obligation of the Stockholders under Section 7.2 shall be satisfied solely from the Indemnification Escrow Fund, except that to the extent that the balance of the Indemnification Escrow Fund is not sufficient to satisfy any indemnification obligations of the Stockholders to the Parent Indemnitees under Section 7.2 when the conditions for indemnification set forth in Section 7.2 have been satisfied, then such shortfall shall be satisfied from any balance remaining in the PMR/RWB Escrow Funds pursuant to, and in accordance with the terms and subject to the conditions of, the PMR/RWB Escrow Agreement.

SECTION 7.6         No Tax Attribute Indemnity. Notwithstanding anything in this Agreement to the contrary, no indemnification shall be provided for the absence or loss of any tax attributes, including by reason of a breach of Section 3.1(n)(i) and/or Section 3.1(n)(vii); provided, that for the avoidance of doubt, the Parent Indemnitees shall be, subject to the limitations on indemnification otherwise set forth in this Article VII, indemnified for (and this Section 7.6 does not limit), a breach of Section 3(n)(i) that gives rise to a liability for Taxes of the Company for pre-Closing periods (as opposed to a reduction of tax attributes carried forward to a post-Closing period).

SECTION 7.7         Notice; Procedure for Third-Party Claims.

(a)           Any Person entitled to indemnification under Article VII (an “Indemnified Party”) may seek indemnification for any Loss or potential Loss by giving written notice to the applicable party or parties from whom indemnification is sought (the “Indemnifying Party”) before, if applicable, the Expiration Date. Written notice to such Indemnifying Party of the existence of a claim shall be given by the Indemnified Party as soon as practicable after the Indemnified Party first receives notice of the potential claim, provided that any failure to provide such prompt notice of the existence of a claim to the applicable Indemnifying Party shall not affect the Indemnified Party’s right to seek indemnification pursuant to this Article VII except and only to the extent that such failure results in such Indemnifying Party actually incurring an expense or otherwise being prejudiced as a result of such delay. In the case of a claim involving a Third Party Claim (as hereinafter defined), (i) the notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such indemnification claim and the amount, or good faith estimate of the amount, of Losses arising therefrom, and (ii) the Indemnified Party shall deliver to the Stockholders’ Representative (if the Indemnified Party is a Parent Indemnitee) or to Parent (if the Indemnified Party is a Stockholder Indemnitee), as applicable, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third Party Claim.

(b)           In the case of any claim asserted by a Person that is not a party to this Agreement against an Indemnified Party (a “Third-Party Claim”), the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of such Third-Party Claim and any litigation or proceeding resulting therefrom; provided that (i) counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party and (ii) the Indemnified Party may participate in such defense at such Indemnified Party’s expense. Notwithstanding the election of the Indemnifying Party to assume control of such defense, the Indemnified Party shall be entitled to retain or assume the defense of such Third-Party Claims (at such Indemnified Party’s expense) if (A) the amount of Losses from such claim (x) if the Indemnified Party is a Parent Indemnitee, could reasonably be expected to exceed, when aggregated with all other pending claims and unpaid claims for indemnification from such Indemnifying Party (together with, in the case of any Stockholder as the Indemnifying Party, pending claims and unpaid claims for indemnification from each such other Indemnifying Party), the Indemnification Escrow Fund, and (y) if the Indemnified Party is a Stockholder Indemnitee, otherwise may not, in the good faith judgment of the Indemnified Party, be capable of being satisfied in full by such Indemnifying Party; (B) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation that could reasonably be expected to adversely affect the business of Parent or the Surviving Corporation; or (C) the Indemnified Party has been advised in writing by counsel that a conflict of interest exists between the Indemnifying Party and the Indemnified Party with respect to such claim (including the defense thereof). No Indemnifying Party, in the defense of any Third-Party Claim, shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party, which consent may be withheld in the Indemnified Party’s sole discretion (unless the terms of such judgment or settlement include an unconditional full release of the Indemnified Party from all liability with respect to such Third-Party Claim and solely the payment of money and all such moneys shall be paid by the Indemnifying Party, in which case such consent shall not be unreasonably withheld). In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the right to defend against any such claim or demand, and shall be entitled to settle or agree to pay in full such claim or demand. In any event, the parties to this Agreement shall cooperate in the defense of any Third-Party Claim subject to this Article VII and the records of each shall be made reasonably available to the other with respect to such defense.

SECTION 7.8         Survival of Indemnity. Any matter as to which a claim has been asserted in good faith by an Indemnified Party, by formal notice satisfying the requirements of Section 7.7, and prior to the Expiration Date, that is pending or unresolved as of the Expiration Date, by law or otherwise shall continue to be covered by this Article VII notwithstanding such limitation (which the parties hereby waive solely with respect to such circumstances), until such matter is finally terminated or otherwise resolved by the parties under this Agreement, by an arbitration or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

SECTION 7.9         No Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, no person shall be liable to or otherwise responsible for consequential, incidental or punitive damages.

SECTION 7.10       No Double Recovery. Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification under any provision of this Agreement for any amount to the extent such Indemnified Party has been indemnified or reimbursed for such amount under any other provision of this Agreement (including, (i) to the extent that such amount reduced Total Transaction Consideration or Working Capital, if the Indemnified Party is a Parent Indemnitee, and (ii) to the extent that such amount increased Total Transaction Consideration or Working Capital, if the Indemnified Party is a Stockholder Indemnitee) or any other agreement or action at law or equity or otherwise.

ARTICLE VIII
DEFINITIONS

SECTION 8.1         Definitions. As used in this Agreement and the Exhibits and Schedules delivered pursuant to this Agreement, the following terms shall have the following respective meanings.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person. The term “Affiliated” shall have a corresponding meaning.

 “Business Day” means a day that is not a Saturday, Sunday, federal holiday or legal holiday in both Clark County, Nevada and New York, New York. In the event that the date for the performance of any covenant or obligation under this Agreement shall fall on a Saturday, Sunday or legal holiday, the date for performance thereof shall be extended to the next Business Day.

“Company Bonds” means both (i) the Company Second Lien Notes and (ii) the Company Junior Notes.

“Company Disclosure Letter” means the Disclosure Letter delivered by the Company to Parent on the date of this Agreement.

“Company Junior Notes” means the Company’s Junior Subordinated Notes due 2014.

“Company Second Lien Notes” means the Company’s 8 7/8 % Second Lien Notes due 2013.

“Contract” means any contract, lease, mortgage, indenture or other agreement to which the Company is a party or is bound, but shall not include the Employee Benefit Plans referred to in Section 3.1(o).

“Credit Agreement” means the Credit Agreement, dated as of May 30, 2003 (as it may be amended, supplemented or modified from time to time), among the Company, as borrower, the lenders referred to therein and Bank of America, N.A., as administrative agent.

 “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority required to permit the parties hereto to consummate the transactions contemplated by this Agreement or necessary to permit Parent to own and operate the Company.

“Gaming Authorities” means any governmental authority or agency with regulatory control or jurisdiction over the conduct of lawful gaming or gambling, including the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming Licensing Board.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization (including any condition or limitation placed thereon and including liquor laws) governing or relating to the current or contemplated casino and gaming activities and operations of the Company.

“Gaming Operator” means any Person which is experienced in the gaming business and is reasonably likely to obtain, prior to the Outside Date, all Gaming Approvals required to consummate the transactions contemplated by this Agreement, which Person Parent and Merger Sub may select prior to the Closing.

“Governmental Authority” means any court, administrative agency, commission, Gaming Authority or other governmental authority or instrumentality.

 “Knowledge of the Company” means the actual knowledge of Peter A. Morton, Kevin Kelley and James D. Bowen; and the knowledge of no other Person shall be imputed to any such individual.

“License Agreement” means the License Agreement, to be dated as of the Closing Date, substantially in the form attached hereto as Exhibit D.

“Liens” means any lien, pledge, claim, mortgage, security interest, encumbrance or restriction (except for any transfer restriction generally arising under any applicable federal or state securities laws or licenses of or other agreements related to Company Intellectual Property that are not intended to secure Obligations) other than Liens (x) that will be released in connection with the Closing, (y) for Taxes not yet due and payable, or (z) that are set forth in Schedule 8.1 of the Company Disclosure Letter.

“Material Adverse Effect” means a material adverse effect on the business, assets, financial condition or results of operations of the Company; provided, that none of the following, individually or in the aggregate, shall be deemed to have a Material Adverse Effect itself or be considered in any determination as to whether a Material Adverse Effect has occurred or is continuing:  (i) changes in international or national political or regulatory conditions generally, (ii) changes, events or conditions generally affecting the U.S. economy or financial markets or affecting any of the travel, hospitality or gaming industries generally or in Las Vegas, Nevada, (iii) any change in law, tax rates or GAAP, (iv) any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement (including any facts or circumstances relating to Parent, its equity owners or investors, its financing sources or their respective Affiliates (including their respective identities)), and (v) any change, event or effect resulting from any act of terrorism, commencement, escalation, continuation or cessation of armed hostilities in the United States or internationally or declaration of war by or against or otherwise involving the United States. Further, no event or condition that results primarily from such events shall be deemed to have, individually or in the aggregate, a Material Adverse Effect.

“Minimum Cage Cash” means $5,500,000.

“Minimum Working Capital” means $(2,700,000).

“Morton Trademark Assignment” means that assignment to be dated as of the Closing Date, substantially in the form attached here to as Exhibit E.

“Morton Trademarks” means those trademarks set forth on Schedule A to the Morton Trademark Assignment.

“Obligations” means, with respect to any indebtedness, any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities and obligations payable under the documentation governing such indebtedness, including, without limitation, interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable instrument governing or evidencing such indebtedness.

“Other Transaction Closings” means (i) the “Closing,” as such term is defined in Section 7 of the PMR Asset Purchase Agreement, (ii) the execution by the parties thereto of the Trademark Agreement, (iii) the execution by the parties thereto of the License Agreement and (iv) the assignment of the Morton Trademarks pursuant to the Morton Trademark Assignment in accordance with the terms thereof.

“Other Transaction Documents” means (i) the PMR Asset Purchase Agreement, (ii) the Trademark Agreement, (iii) the License Agreement and (iv) the Morton Trademark Assignment.

“Person” means an individual, partnership, corporation, limited liability company, trust or unincorporated organization or a government or agency or political subdivision thereof.

“PMR” means PM Realty, LLC, a Nevada limited-liability company.

“PMR Asset Purchase Agreement” means the Purchase and Sale Agreement, dated as of the date hereof, by and between Parent and PMR, a copy of which is attached hereto as Exhibit A.

“PMR/RWB Escrow Agreement” means the Escrow Agreement, dated as of the date hereof, by and among PMR, Parent, Red, White and Blue Pictures, Inc., a California corporation, and the Escrow Agent, as it may be amended from time to time.

“PMR/RWB Escrow Funds” has the meaning given to “Escrow Funds” in the PMR/RWB Escrow Agreement.

“Termination Agreement” means the Termination Agreement and Mutual Release by and between Peter A. Morton and the Company to be entered into on or prior to the Closing Date.

“Termination Amount” means an aggregate amount in cash equal to Forty Million Dollars ($40,000,000).

“Trademark Agreement” means the Agreement, to be dated as of the Closing Date, substantially in the form attached hereto as Exhibit B.

“Treasury Calculation Amount” means an amount equal to the sum of (a) the present value on the Closing Date of $1,000 principal amount of Company Notes calculated in accordance with standard market practice, assuming each $1,000 principal amount of the Company Second Lien Notes would be repaid at $1,044.38 on June 1, 2008 (the “Second Lien Note First

Call Date”), and each $1,000 principal amount of the Company Subordinated Notes would be repaid at $1,049.38 on January 15, 2009 (the “Junior Note First Call Date” and, together with the Second Lien Note First Call Date, the “Applicable First Call Date”), plus (b) the present value of the interest that would be payable on, or accrue from, the most recent interest payment date on $1,000 principal amount of Notes until the Applicable First Call Date determined on the basis of a yield to the Applicable First Call Date equal to the sum of (x) the bid-side yield on the 5.625% U.S. Treasury Note due May 15, 2008, plus (y) 50 basis points.

SECTION 8.2         Interpretation. For all purposes of this Agreement, except as otherwise expressly provided,

(a)           defined terms have the meanings assigned to them in this Agreement and include the plural as well as the singular,

(b)           all accounting terms not otherwise defined herein have the meanings assigned under GAAP, as in effect on the date hereof, unless otherwise stated,

(c)           all references in this Agreement to designated Articles, Sections, Exhibits or Schedules are to the designated Article, Section, Exhibit or Schedule to this Agreement, unless otherwise indicated, and all Exhibits and Schedules to this Agreement are incorporated herein by reference; when a reference is made in this Agreement to a specific Schedule, such reference shall be deemed to include, to the extent applicable, all the other Schedules; all references to Schedules herein shall be deemed to be a reference to such Schedule as it may be amended prior to the Closing,

(d)           the table of contents, table of definitions and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement,

(e)           pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms,

(f)            the words “transactions contemplated by this Agreement,” “transactions under this Agreement,” “transactions contemplated hereby” and words of similar import shall not be deemed or construed to include any of the transactions contemplated by the Other Transaction Documents,

(g)           the words “herein,” “hereof,” “herewith,” “hereunder” and “hereto” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and

(h)           the words “include,” “including” and other words of similar import mean “include, without limitation” or “including, without limitation,” regardless of whether any reference to “without limitation” or words of similar import is made.

ARTICLE IX
MISCELLANEOUS

SECTION 9.1         Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) upon actual receipt by the recipient, if delivered personally, (ii) one business day after deposit with an overnight courier, as shown on the records of such overnight courier, if delivered by overnight courier or (iii) on the business day of transmission (or if such day is not a business day or if such notice is transmitted after 5:00 p.m., Pacific Time, then on the next succeeding business day) if by facsimile and the sender receives electronic confirmation of receipt by the recipient, in each case to the parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified by like notice):

(a)       if to Parent or Merger Sub:

Morgans Hotel Group Co.
475 Tenth Avenue, 11th Floor
New York, New York 10018
Facsimile:   (212) 277-4260
Attention:  W. Edward Scheetz

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Fax No.:      (212) 403-2000

Attention:   Stephen G. Gellman, Esq.
Adam O. Emmerich, Esq.

(b)       if to the Company:

Hard Rock Hotel, Inc.
510 North Robertson Boulevard
Los Angeles, California 90048
Facsimile:  (310) 652-8747
Attention:  Brian Ogaz

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Facsimile:  (213) 687-5600
Attention:  Gregg A. Noel

and

Gordon & Silver, Ltd.
3960 Howard Hughes Parkway
Ninth Floor
Las Vegas, Nevada 89109
Facsimile:  (702) 369-2666
Attention:  Jeffrey A. Silver

(c)       if to the Stockholders’ Representative:

Lily Pond Investments, Inc.
510 North Robertson Boulevard
Los Angeles, California 90048
Facsimile:  (310) 652-8747
Attention:  Brian Ogaz

SECTION 9.2         Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto agree to negotiate in good faith to add to this Agreement a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be valid, legal and enforceable.

SECTION 9.3         Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Faxed signatures shall be valid and binding for all purposes.

SECTION 9.4         Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 9.5         Entire Agreement. This Agreement (including the Confidentiality Agreement and the Escrow Agreement), the Company Disclosure Letter and the Schedules hereto and thereto constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

SECTION 9.6         Governing Law; Jurisdiction. Except to the extent that the laws of the State of Nevada are mandatorily applicable to the Merger, this Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to the conflict of laws rules thereof other than Sections 5-1401 and 5-1402 of the New York General Obligations Law and Rule 327(b) of the New York Civil Practice Laws and Rules. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state or federal district court within New York County, The City of New York, New York in connection with any matter based upon or arising out of this Agreement or the transactions under this Agreement, agrees that process may be served upon them in any manner authorized by the laws of the State of New York and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction, venue and process.

SECTION 9.7         Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the party against whom enforcement of any such amendment is sought. Any party hereto may, only by an instrument in writing, waive compliance by any other party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

SECTION 9.8         Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties, except that Parent or Merger Sub may assign and delegate its rights, interests and obligations hereunder to any subsidiary of Parent; provided that no such assignment or delegation shall release Parent from any of its obligations under this Agreement.

SECTION 9.9         No Third-Party Beneficiaries. Except as provided in Sections 4.5 and 4.13, nothing herein expressed or implied shall be construed to give any Person other than the parties hereto (and their successors and assigns permitted by Section 9.8) any legal or equitable rights hereunder.

SECTION 9.10       Stockholders’ Representative.

(a)           Lily Pond Investments, Inc. is hereby appointed, effective as of the Effective Time, as agent and representative (in such capacities, the “Stockholders’ Representative”), of the Stockholders and shall have exclusive power and authority, on behalf of the Stockholders, to give and receive notices and communications to or from Parent, Merger Sub and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by the Stockholders individually).

(b)           A decision, act, consent or instruction of the Stockholders’ Representative shall constitute a decision of all of the Stockholders and shall be final, binding and conclusive upon each Stockholder and the Escrow Agent, and Parent may rely upon any decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of each and every Stockholder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

(c)           The Stockholders’ Representative shall not be liable to any Stockholder for any act done or omitted hereunder as the Stockholders’ Representative while acting in good faith, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. No bond shall be required of the Stockholders’ Representative, and the Stockholders’ Representative shall receive no compensation for its services.

(d)           If Lily Pond Investments, Inc. incurs any out-of-pocket expenses (including, without limitation, any reasonable fees and expenses of counsel) in its capacity as Stockholders’ Representative under this Agreement or the Escrow Agreement or in connection with any of the transactions contemplated hereby or thereby, such out-of-pocket expenses shall be paid from, or reimbursed through deduction from, the Holdback Amount in accordance with Section 2.2(c) hereof and the Escrow Agreement, prior to making any payments or distributions pursuant to Section 2.2(c)(ii) or 2.2(c)(iii) hereof.

SECTION 9.11       Arbitration. Any dispute that may arise between the Indemnifying Parties and the Indemnified Parties (collectively, the “Parties,” and each, a “Party”) with respect to the performance, interpretation or enforcement of this Agreement (other than a dispute in which specific performance is sought under the terms of Section 6.3) shall be submitted to arbitration conducted in Los Angeles, California pursuant to the rules and procedures of the American Arbitration Association, and, to the maximum extent applicable, the Federal Arbitration Act (Title 9 of the United States Code). The arbitrator shall be a retired judge of the Federal District Court, or some similarly qualified, mutually agreeable individual. The arbitration of such issues shall be final and binding upon the Parties. The arbitrator shall be entitled to impose sanctions and to take such other actions as the arbitrator deems necessary to the same extent as a judge could under the Federal Rules of Civil Procedure and applicable law. Notwithstanding the foregoing, the arbitrator shall not be authorized to award punitive damages with respect to any dispute(s) arising under this Agreement, nor shall any Party seek punitive damages relating to any such dispute(s) in any other forum. The cost of any arbitration hereunder, including the cost, if any, of the record or transcripts thereof, administrative fees, and all other fees involved, including reasonable attorneys’ fees incurred by the party determined by the arbitrator to be the prevailing party, shall be paid by the party determined by the arbitrator not to be the prevailing party. The parties to the arbitration shall instruct the arbitrator to render its decision no later than sixty (60) days after the submission of the dispute(s). The Company shall use its commercially reasonable efforts to cause each Stockholder to execute an acknowledgment of and agreement to this Section 9.11 and a consent to the Merger and the transactions contemplated by this Agreement.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Company, Parent and Merger Sub, all as of the date first written above.

HARD ROCK HOTEL, INC.

By:	/s/ Brian D. Ogaz
Name: Brian D. Ogaz
Title: Senior Vice President

MORGANS HOTEL GROUP CO.

By:	/s/ W. Edward Scheetz
Name: W. Edward Scheetz
Title: Chief Executive Officer

MHG HR ACQUISITION CORP.

By:	/s/ W. Edward Scheetz
Name: W. Edward Scheetz
Title: Chief Executive Officer

/s/ Peter A. Morton
Peter A. Morton
(solely with respect to Sections 4.18(b) and 6.3 and Article IX)